UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Reconquista 1088, 7th Floor
Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒          Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Table of Contents

Item	Description
1	Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated Financial Statements
as of December 31, 2017 and 2016
and for the years ended December 31, 2017 and 2016

Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2017	12.31.2016

Net revenue	5	15,286,534,926	9,874,443,208
Cost of sales	6	(10,850,065,285)	(7,264,522,456)

Gross profit		4,436,469,641	2,609,920,752

Share of profit (loss) of associates	15	-	36,631,307
Selling and administrative expenses	7	(1,199,056,938)	(929,330,913)
Other gains and losses	8	78,650,541	123,851,396

Tax on debits and credits to bank accounts	9	(188,020,636)	(140,033,765)

FINANCE COSTS, NET
Exchange rate differences	10	(313,054,932)	(261,025,771)
Financial income	10	103,816,676	41,149,762
Financial expenses	10	(632,904,705)	(721,411,397)

Profit before tax		2,285,899,647	759,751,371

INCOME TAX EXPENSE
Current	11	(651,110,917)	(238,702,150)
Deferred	11	65,572,961	(19,032,175)

NET PROFIT FOR THE YEAR		1,700,361,691	502,017,046

OTHER COMPREHENSIVE INCOME
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	24	198,329,237	34,343,627
Cash flow hedges (1)	24	-	(54,402,733)

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME		198,329,237	(20,059,106)

TOTAL COMPREHENSIVE INCOME		1,898,690,928	481,957,940

Net Profit (loss) for the year attributable to:
Owners of the Company		1,590,842,382	491,173,013
Non-controlling interests		109,519,309	10,844,033
NET PROFIT		1,700,361,691	502,017,046

Total comprehensive income (loss) attributable to:
Owners of the Company		1,691,993,604	471,113,907
Non-controlling interests		206,697,324	10,844,033
TOTAL COMPREHENSIVE INCOME		1,898,690,928	481,957,940

Earnings per share (basic and diluted):	12	2.79	0.868

(1)	Net of income tax effect (Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2017	12.31.2016
ASSETS
Non-current assets
Property, plant and equipment	13	5,978,676,491	4,880,927,203
Intangible assets	14	75,466,722	57,047,422
Investments	15	330,062	330,062
Goodwill	17	39,347,434	39,347,434
Inventories	18	214,721,953	176,021,243
Other receivables	20	145,174,686	229,281,406
Trade accounts receivable	21	-	78,430,745
Total non-current assets		6,453,717,348	5,461,385,515

Current assets
Inventories	18	1,833,791,084	1,717,088,995
Other receivables	20	241,657,017	226,314,680
Trade accounts receivable	21	1,263,410,505	629,163,568
Investments	15	2,990,913,013	694,208,774
Cash and banks	22	188,774,700	233,844,913
Total current assets		6,518,546,319	3,500,620,930
Total assets		12,972,263,667	8,962,006,445

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Notes	12.31.2017	12.31.2016
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	23	1,922,100,728	87,209,608
Reserves		59,163,641	43,706,351
Retained earnings		1,590,842,382	460,157,290
Accumulated other comprehensive income	24	250,444,714	149,293,492

Equity attributable to the owners of the Company		3,822,551,465	740,766,741

Non-controlling interests	16	593,242,693	390,144,836

Total shareholders’ equity		4,415,794,158	1,130,511,577

LIABILITIES
Non-current liabilities
Borrowings	25	2,604,280,835	1,277,054,290
Accounts payable	26	71,388,595	81,912,576
Provisions	27	161,095,990	120,683,488
Tax liabilities	28	342,209	1,087,580
Other liabilities	29	15,740,729	28,273,858
Deferred tax liabilities	11	229,291,404	292,892,013

Total non-current liabilities		3,082,139,762	1,801,903,805

Current liabilities
Borrowings	25	1,759,598,408	3,061,974,070
Accounts payable	26	2,361,541,364	2,226,100,262
Advances from customers		206,360,071	106,956,982
Salaries and social security payables		541,829,106	380,151,193
Tax liabilities	28	573,083,940	225,086,288
Other liabilities	29	31,916,858	29,322,268

Total current liabilities		5,474,329,747	6,029,591,063

Total liabilities		8,556,469,509	7,831,494,868

Total shareholders’ equity and liabilities		12,972,263,667	8,962,006,445

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Owners´ contributions						Reserves		Accumulated other comprehensive income
	Capital stock	Adjustment to Capital (1)	Share premium	Other capital adjustments	Merger Premium (2)	Legal reserve	Environmental reserve	Future dividends reserve	Cash flow hedging reserve	Exchange differences on translating foreign operations	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total

Balances as of January 1, 2016	56,602,649	151,390,644	183,902,074	-	98,721,206	41,598,659	1,444,425	416,976,161	54,402,733	114,949,865	349,671,383	1,469,659,799	28,128,663	1,497,788,462
Resolution of the Ordinary Shareholders' Meeting held on March 23, 2016:
- Distribution of cash dividends											(380,687,106)	(380,687,106)		(380,687,106)
- Partial release of optional reserve for future Dividends								(416,312,894)				(416,312,894)		(416,312,894)
- Increase in optional reserve for future dividends
Other comprehensive income									(54,402,733)	34,343,627		(20,059,106)		(20,059,106)
Business combination under common control (Note 16)				(403,406,965)								(403,406,965)	351,172,140	(52,234,825)
Net profit for the year											491,173,013	491,173,013	10,844,033	502,017,046
Balances as of December 31, 2016	56,602,649	151,390,644	183,902,074	(403,406,965)	98,721,206	41,598,659	1,444,425	663,267	-	149,293,492	460,157,290	740,366,741	390,144,836	1,130,511,577
Resolution of the Ordinary Shareholders' Meeting held on March 23, 2017:
- Distribution of cash dividends											(444,700,000)	(444,700,000)		(444,700,000)
- Increase in optional reserve for future dividends								15,457,290			(15,457,290)	-		-
Issuance of common stock from initial public offering, net of issuance costs	3,000,000		1,863,725,717									1,866,725,717		1,866,725,717
Other comprehensive income										101,151,222		101,151,222	97,178,015	198,329,237
Business combination under common control (Note 18)				(31,834,597)								(31,834,597)	(3,599,467)	(35,434,064)
Net profit for the year											1,590,842,382	1,590,842,382	109,519,309	1,700,361,691
Balances as of December 31, 2017	59,602,649	151,390,644	2,047,627,791	(435,241,562)	98,721,206	41,598,659	1,444,425	16,120,557	-	250,444,714	1,590,842,382	3,822,551,465	593,242,693	4,415,794,158

(1)	Adjustment for inflation up to February 28th, 2003 – See Note 3.16.b)
(2)	See Note 3.16 c)

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

		12.31.2017	12.31.2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year		1,700,361,691	502,017,046
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense		585,537,956	257,734,325
Depreciation and amortization		625,880,708	509,073,880
Provisions		61,293,686	36,379,703
Interest		533,117,802	594,598,148
Share of profit (loss) of associates		-	(36,631,307)
Investment income recognized in profit		(7,966,242)	(112,039,773)
Exchange rate differences		261,086,171	271,656,002
Gain on disposal of Property, plant and equipment		(5,799,175)	(31,315,437)
Changes in operating assets and liabilities
Inventories		(87,735,857)	(562,166,309)
Other receivables		41,365,888	(140,932,111)
Trade accounts receivable		(535,018,838)	(164,726,684)
Advances from customers		99,403,089	32,758,193
Accounts payable		133,303,218	450,394,525
Salaries and social security payables		160,373,981	113,400,684
Provisions		(31,610,711)	(16,685,934)
Tax liabilities		(17,007,156)	56,868,398
Other liabilities		(11,752,234)	19,249,181
Cash generated from operations		3.504.833.977	1,779,632,530
Income tax paid		(284,522,838)	(166,708,107)
Net cash generated by operating activities		3.220.311.139	1,612,924,423

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment		13,571,501	22,399,342
Payments to acquire Property, plant and equipment		(1,246,113,978)	(643,073,919)
Payments to acquire intangible assets		(28,065,101)	(26,279,675)
Interest received		30,300,476	-
Contributions to F.F.F.S.F.I. (Note 38)		(27,825,262)	(23,956,029)
Cash from business combinations under common control	Note 16	-	207,927,790
Net cash used in investing activities		(1.258.132.364)	(462,982,491)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		2.927.783.765	1,597,236,466
Interest paid		(517,407,711)	(600,560,695)
Dividends paid		(442,886,305)	(853,136,862)
Repayment of borrowings		(3,521,683,295)	(840,235,934)
Proceeds from initial public offering, net of issuance costs		1,866,725,717	-
Net cash generated by (used in) financing activities		297.838.393	(696,697,025)

Net increase (decrease) in cash and cash equivalents		2,260,017,168	453,244,907
Cash and cash equivalents at the beginning of the year	Note 30	803,285,795	328,404,790
Effects of the exchange rate differences on cash and cash equivalents in foreign currency		116,384,750	21,636,098

Cash and cash equivalents at the end of the year	Note 30	3,179,687,713	803,285,795

The accompanying notes are an integral part of these consolidated financial statements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

1.            LEGAL INFORMATION

Legal address

Reconquista 1088 – 7th. Floor, Ciudad Autónoma de Buenos Aires, Argentina

Loma Negra Compañía Industrial Argentina S.A. (hereinafter “Loma Negra”, the “Company” or “the Group”) is a stock company organized according to Argentine Law. The address of its registered office is Reconquista 1088 – 7th. Floor – Buenos Aires - Argentina.

Fiscal year number:

Fiscal year number 93 which began on January 1, 2017.

Principal business of the Company:

The main activity of the Company is the manufacturing and marketing of cement and its by-products, and also the exploration of mineral resources that are used in the production process.

The Company has nine factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. It also has 18 concrete plants.

In addition, the Company, through its subsidiary Cofesur S.A., has control over Ferrosur Roca S.A., a company that operates the rail network Railroad Roca under a concession granted by the Argentine government in 1993 for a period of 30 years, allowing access to several of the Loma Negra’s cement plants to the rail network. At the date of issuance of these financial statements Ferrosur Roca S.A. has requested for the extension of the concession for 10 more years, as estipulated in the concession contract.

The Company also owns Recycomb S.A.U., a corporation engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material-, and Yguazú Cementos S.A., a company organized in the Republic of Paraguay dedicated to the manufacture and marketing of cement.

Date of registration in the Public Registry of Commerce and General Inspection of Justice

Inscription of the bylaws: August 5th, 1926 under No 38, Book 46 of Companies

Last amendment registered to the bylaws: August 29th, 2017, under No 17557 Book 85 of Companies by shares

Correlative Number of Registration with the Inspección General de Justicia: 1,914,357

CUIT: 30-50053085-1

Date of expiration: July 3rd, 2116.

The Company was founded in 1926 and on August 5, 1926 it was registered as a “sociedad anónima” (stock company according to Argentine Law, originally under the name “Compañía Argentina Ganadera Agrícola Comercial e Industrial S.A.” being registered with the Public Registry of Commerce of Azul, Province of Buenos Aires, under the Number 38, Folio 46. On August 25, 1927, the Company adopted its current name and on August 27, 1984, the Company was also registered with the General Office of Legal Entities of the Province of Buenos Aires under the Number 747. The Company´s date of expiration is July 3, 2116. The Ordinary and Extraordinary General Assembly of July 3, 2017 resolved: i) to transfer the legal address of the Company from Cuartel No. VIII Loma Negra, Olavarría, Province of Buenos Aires to Reconquista 1088 - 7th floor, City of Buenos Aires, place where the central administration office is located, ii) extend the period of duration of the Company expiring accordingly on July 3, 2116, iv) update the corporate purpose that according to Article 4 of its bylaws, includes the execution of commercial, industrial, real estate and financial activities, being also authorized to mining activities and construction industry as well as being the holder of transportation concessions and public services, v) replacing the nominative shares by book entry and its reduction of nominal value, vi) update and adapt the operation of the administration to the public offering regime, vii) creation of the auditing committee, viii) updating and adaptation of the Supervisory Committee, ix) updating and adaptation of the functioning of the governing body to the public offering regime and other updates. On August 29, 2017, said modifications were registered in the General Inspection of Justice ("I.G.J.") under Number 17557 of book 85, volume - of companies by shares. The correlative number of I.G.J. of the Company is 1,914,357.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Parent company

As of December 31, 2017 the parent Company is Loma Negra Holding GmbH, which holds directly the 51.0437% of the Company’s shares.

During September 2017, Loma Negra's Board of Directors was notified of the share transfers under which InterCement Brasil S.A. transferred its shareholding. Loma Negra Holding GmbH is a limited liability company incorporated under the laws of Austria and registered with the General Inspection of Justice in Argentina (the Argentine Register for companies - “IGJ”, and is also indirectly controlled by the same group Camargo Corrêa.

By virtue of (i) the waiver of its right of pre-emptive subscription and accretion for the capital increase for 30,000,000 new ordinary shares (Note 31); and (ii) the transfer of 258,650,000 shares in favor of Citibank N.A., in its character of depositary under the ADSs Deposit Agreement between the Company, Citibank N.A. and the holders and beneficiaries of the ADSs issued thereunder (in the framework of the public offering of shares - Note 31), at the date of issuance of these condensed consolidated interim financial statements, Loma Negra Holding GmbH held 304,233,740 common shares of $ 0.10 each and one vote per share representing 51.0437% of the Company's share capital and votes

Capital structure:

The capital of the Company amounts to 59,602,649, represented by 596,026,490 common shares of $ 0.10 par value each and one vote per share.

2.            BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Compliance status

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been approved by the Board of Directors in the meeting held on March 8, 2018.

2.2 Basis of preparation

These financial statements have been prepared on a historic cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.  In general, the historic cost is calculated based on the fair value of the consideration paid in exchange for goods or services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date;
-	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
-	Level 3 inputs are unobservable inputs for the asset or liability.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)
Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities include assets and liabilities, which are realized or settled within the 12-month period from the end of the fiscal year.

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Currency

Consolidated information attached is stated in Pesos ($), Argentine’s legal currency, based on the financial information of Loma Negra and its subsidiaries, presented in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

IAS 29 “Financial reporting in hyperinflationary economies”, requires the consolidated financial statements of an entity whose functional currency belongs to a hyperinflationary economy to be stated in terms of the measuring current unit at the end of the fiscal year.

For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. The standard lists a set of quantitative and qualitative factors to be taken into account in order to determine whether an economy is to be considered hyperinflationary. Considering inflation’s decreasing trend, the absence of qualitative factors that may lead to a certain conclusion, and the anomalies detected in information about inflation published by INDEC in prior years, the Company’s Board of Directors has concluded there is no sufficient evidence to consider Argentina as a country having a hyperinflationary economy as of each of the years presented, according to guidelines established by IAS 29. Therefore, restatement principles established in the mentioned standard have not been applied.

Over the last years, certain macroeconomic variables affecting Company’s business, such as payroll costs, input prices, borrowing and exchange rates, have experienced significant changes. In case that the restatement of the consolidated financial statements becomes applicable, the corresponding adjustment should be resumed, and calculated from the last date the Company had restated its financial statements in order to reflect inflation effects, as established by applicable regulation. Both circumstances should be taken into consideration by these financial statements’ users.

Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the main estimates and areas with greater degree of complexity and which require more critical judgments, are disclosed in Note 4.

The principal accounting policies are described below.

Application of new and revised International Financial Reporting Standards

•	Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2017. The application of these amendments has had no impact on the disclosures or amounts recognized in the Company´s consolidated financial statements.

•	New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from contracts with customer[1]
IFRS 16	Leases[2]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
IFRIC 23	Uncertainty over Income Tax Treatments[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IFRS 2	Share-based payments[1]
Amendment to IFRS 15	Revenue from contracts with customer[1]
Amendments to IAS 28	Annual improvements 2014 -2016 Cycle[1]
Amendment to IAS 28	Long-term Interests in Associates and Joint Ventures[4]
Amendment to IFRS 9	Prepayment Features with Negative Compensation[4]
Amendments to IFRS 3 and11 and IAS 12 and 23	Annual improvements 2015-2017 Cycle[5]

1 Effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.
2 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 has also been applied.
3 Effective date deferred indefinitely.
4 Effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.
5 Effective for annual periods beginning on or after January 1, 2019.

•
In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, which introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. On July 24, 2014, the IASB published the final version of IFRS 9 'Financial Instruments'. IFRS 9, as revised in July 2014, introduces a new expected credit loss impairment model.  The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Also limited changes to the classification and measurement requirements for financial assets by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Based on the analysis of the Company’s financial assets and financial liabilities as of December 31, 2017 on the basis of the facts and circumstances that exists at that date, the directors of the Company have performed a preliminary assessment of the impact of IFRS 9 to the Company’s consolidated financial statements as follows:

◦	Classification and measurement: all financial assets and financial liabilities will continue to be measured on the same bases as is currently adopted under IAS 39.
◦
Impairment: the Group expects to apply the simplified approach to recognize lifetime expected credit losses for is trade receivables, as required or permitted by IFRS 9. As regards to listed bonds, the directors of the Company consider that they have low credit risk given the credit rating.  In relation to financial guarantees to related parties, the directors have assess that there is not an increase in the credit risk of these transactions

◦
Hedge accounting: the management of the Company does not anticipate that the application of the IFRS 9 Hedge accounting requirements will have a material impact on the Company’s consolidated financial statements.

Based on these assessments, the directors do not anticipate that the application of IFRS 9 will have a material impact in the financial statements of the Company.  It should be noted that the above assessment was made based on an analysis of the Company’s financial assets and financial liabilities as of December 31, 2017 on the bases of the facts and circumstances that existed at that date. This new standard is effective for periods beginning on or after January 1, 2018.

•
On May 28, 2014, the IASB published its new revenue Standard, IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer or promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contracts

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

On April 12, 2016, the IASB published amendments with clarifications to IFRS 15 'Revenue from Contracts with Customers'. The amendments address the following topics: identifying performance obligations, principal versus agent considerations, and licensing, and provide some transition relief for modified contracts and completed contracts.

Under IFRS 15, an entity recognizes revenue when or as performance obligation is satisfied, i.e. when control of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application..

The Company has completed an impact assessment of the application of IFRS 15 on the Company's consolidated financial statements and do not anticipate material changes in the amount of revenue.

•
On January 13, 2016, the IASB issued the IFRS 16 which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, with the distinction between operating and finance leases removed, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value to be accounted for by simply recognizing an expense, typically straight line, over the lease term. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 supersedes IAS 17 and related interpretations. Furthermore, extensive disclosures are required by IFRS 16. As of December 31, 2017, the Company has non–cancellable operating lease commitments of 27 million for office space and office equipment. IAS 17 does not require the recognition of any right-of-use or liability for future payments for these leases; instead, certain information is disclosed as operating lease commitment in note 26. If these arrangements would meet the definition of a lease under IFRS 16, the Company should recognize a right–of–use asset and a liability in respect of them unless they qualify of a low value or short–term leases upon the application of IFRS 16. In contrast, for finance leases where the Company is a lessee, the Company will recognize an asset and a related finance lease liability for the lease arrangement. Management are currently assessing its potential impact of the application of IFRS 16. It is not practicable to provide a reasonable estimate of the financial effect on the amounts recognized in the Company's consolidated financial statements until the management complete the review. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application being permitted if IFRS 15 has also been applied. The Company has not opted for early application.

•
On December 8, 2016, the IASB published IFRIC 22, which was developed by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The interpretation is being issued to reduce diversity in practice related to the exchange rate used when an entity reports transactions that are denominated in a foreign currency in accordance with IAS 21 in circumstances in which consideration is received or paid before the related asset, expense, or income is recognized.

•
The interpretation is effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.  The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company's Financial Statements.

•
On June 7, 2017, the IASB published IFRIC 23 "Uncertainty over Income Tax Treatments", which was developed by the IFRS Interpretations Committee to clarify the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The interpretation specifically considers:

◦	Whether tax treatments should be considered collectively.
◦	Assumptions for taxation authorities' examinations.
◦	The determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
◦	The effect of changes in facts and circumstances.

The interpretation is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. The management of the Company does not anticipate that the application of this interpretation will have a material impact on the Company’s consolidated financial statements. The Company has not opted for early application.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

•
On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28. These amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

◦
require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations);

◦
require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in any subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves. On December 17, 2015, the IASB issued an amendment that defers the effective date of the September 2014 amendments to these standards indefinitely until the research project on the equity method has been concluded. Earlier application of the September 2014 amendments continues to be permitted.

•
On June 20, 2016, the IASB issued amendments to IFRS 2 (share-based payments). The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The directors of the Company do not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are effective prospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•
On December 8, 2016, the IASB issued amendments to IAS 28 (Investments in associates and joint ventures) as a result of the IASB's annual improvement 2014–2016 project. The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by- investment basis, upon initial recognition.

The management of the Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. The amendment to IAS 28 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

•
On October 12, 2017, the IASB published the amendment to IAS 28 "Long-term Interests in Associates and Joint Ventures". This amendment clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. The Company has not opted for early application.

•
On October 12, 2017, the IASB published the amendment to IFRS 9 "Prepayment Features with Negative Compensation". This amendment modifies the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. Under the amendments, the sign of the prepayment amount is not relevant, i. e. depending on the interest rate prevailing at the time of termination, a payment may also be made in favor of the contracting party effecting the early repayment. The calculation of this compensation payment must be the same for both the case of an early repayment penalty and the case of an early repayment gain.

The final amendments also contain (in the Basis for Conclusions) a clarification regarding the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The IASB clarifies that an entity recognizes any adjustment to the amortized cost of the financial liability arising from a modification or exchange in profit or loss at the date of the modification or exchange. A retrospective change of the accounting treatment may therefore become necessary if in the past the effective interest rate was adjusted and not the amortized cost amount.

The amendments are effective for periods beginning on or after January 1, 2019. Earlier application is permitted. It is not practicable to provide a reasonable financial estimate of the effect until the management complete a review of the application of the amendment. The Company has not opted for early application.

•	On December 12, 2017, the IASB issued amendments to the following standards as result of the IASB's annual improvements 2015-2017 project:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

◦	IFRS 3 (Business combinations): clarifies that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.
◦	IFRS 11 (Joint arrangements): clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
◦	IAS 12 (Income tax): clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises.
◦
IAS 23 (Borrowing costs): clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The management of the Company does not anticipate that the application of these amendments will have a material impact on the Group's consolidated financial statements. The amendments are all effective for annual periods beginning on or after January 1, 2019.

2.3 Basis of consolidation

These consolidated financial statements include the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. Control is achieved where the company has the power over the investee; exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

a)	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
b)	potential voting rights held by the Company, other vote holders or other parties;
c)	rights arising from other contractual arrangements; and
d)
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company losses control of the subsidiary.  Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income for since the date the Company gains control until the date when the Company ceases to control its subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests.  Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies.

Acquired companies are accounted for under the acquisition method whereby they are included in the consolidated financial statements from their acquisition date.

The income (loss) of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the date of acquisition until the effective date of disposal, if applicable.

All intercompany transactions and balances between the Company and its subsidiaries have been eliminated in the consolidation process.

Detailed below are the subsidiaries whose financial statements have been included in these consolidated financial statements:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Main activity	Place of incorporation and principal place of business	% of direct and indirect equity interest as of
			12-31-2017	12-31-2016
Subsidiaries:
Cofesur S.A. (1)	Holding	Argentina	100.00	97.64
Ferrosur Roca S.A. (2)	Train cargo transportation	Argentina	80.00	78.12
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00
Yguazú Cementos S.A. (3)	Manufacture and marketing of cement and construction materials	Paraguay	51.00	51.00

(1)
As of December 2016, Loma Negra C.I.A.S.A. had advance funds for the purchase of an additional equity interest of 2.36%. This acquisition needed to be authorized by the Argentine State. On March 6, 2017, the transaction aforementioned was finally approved.

(2)	Controlled directly by Cofesur S.A.
(3)
Company controlled due to the business combination under common control made on December 22, 2016 (note 16). As a result, the statement of financial position line items of Yguazú Cementos S.A. as of December 31, 2016 were included in the consolidated statement of financial position of the Company as of December 31, 2016; in the case of the consolidated statement of profit or loss and other comprehensive income, the equity in profit or loss of Yguazú Cementos S.A. is presented in the line “Share of profit (loss) of associates” in each of the years presented since the consolidation of results for the 10-day period from December 22, 2016 to December 31, 2016 was not material for the Company’s consolidated financial statements.

Summarized financial information in respect of each of the Group's subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

a)    Yguazú Cementos S.A.
As of	12.31.2017	12.31.2016
Current assets (1)	494,986,225	519,436,580
Non-current assets	2,358,756,400	2,016,522,494
Current liabilities (2)	385,487,026	1,811,949,703
Non-current liabilities (2)	1,332,533,280	7,307,114
Equity attributable to the owners of the Company	579,237,344	365,530,116
Non-controlling interests	556,484,975	351,172,141

(1)	Includes 111.943.934 and 207.927.790 of cash and cash equivalents as of December 31, 2017 and December 31, 2016, respectively.
(2)	Includes the financial loans described in note 25.

The summarized figures presented for Yguazú Cementos S.A. as of December 31, 2016 (as a consolidated subsidiary) reflect the book values of the assets and liabilities (see Note 16.1) and adjustments to conform to the Company's accounting policies.

For the year ended	12.31.2017
Net revenue	1,152,606,929
Finance cost, net	(72,745,405)
Depreciation	(170,745,386)
Income tax	(12,316,307)
Profit for the year	220,690,826

For the year ended	12.31.2017
Net cash generated by operating activities	280,474,575
Net cash used in investing activities	(55,868,811)
Net cash used in financing activities	(368,018,079)

b)    Ferrosur Roca S.A.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

As of	12.31.2017	12.31.2016
Current assets	448,672,962	227,349,424
Non-current assets	757,054,777	710,404,407
Current liabilities	838,820,242	594,786,019
Non-current liabilities	183,118,912	166,101,662
Equity attributable to the owners of the Company	147,030,869	138,159,696
Non-controlling interests	36,757,716	38,706,454

For the year ended	12.31.2017	12.31.2016
Net revenue	1,608,080,671	1,223,681,686
Finance costs, net	(124,903,098)	(128,933,963)
Depreciation	(74,821,293)	(54,995,175)
Income tax	(3,002,588)	(26,964,252)
Profit or (loss) for the year	6,922,435	49,982,654

For the year ended	12.31.2017	12.31.2016
Net cash generated by operating activities	90,167,989	260,874,828
Net cash used in investing activities	(198,133,153)	(165,530,937)
Net cash (used in) generated by financing activities	107,211,129	(90,434,660)

2.3.1. Business combination between entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted accounting principles similar to the pooling-of-interest method based on the predecessor values. The assets and liabilities of the acquired entity are recognized at the book values recorded in the ultimate parent entity’s consolidated financial statements. The components of equity of the acquired companies are added to the same components within Group equity except that any share capital and investments in the books of the acquiring entity is cancelled and the differences, if any, is adjusted in the Other capital adjustments.  The Company has elected to not restate the information for any of the periods presented in its consolidated financial statements. In accordance with IAS 8, Management has adopted an accounting practice on which the predecessor basis of accounting is used to record the carrying amount of the net assets acquired.

2.3.2. Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue recognition

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Revenue is measured at the fair value of the consideration received or to be received, reduced for estimated customer returns, rebates and other similar allowances.

3.1.1 Sale of goods

Revenue from the sale of goods is recognized at time all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.1.2 Services rendered

Transportation revenues are recognized at the time the service is provided.

3.1.3 Income from dividends and interest income

Where they exist, income from investment dividends are recognized after the shareholders’ rights to receive payment thereof are established (provided there is a probability that the economic benefits will flow to the company and the ordinary revenues may be reliably measured).

Interest income was recognized after determining the probability that the Group should receive the economic benefits associated with the transaction and that the amount thereof should be reliably measured. Interest income was recorded on a short-term basis with reference to the principal outstanding and the applicable effective interest rate, which is the discount rate that perfectly matches the cash flows receivable or payable estimated over the expected life of the financial instrument with the net book value of financial assets or liabilities with regard to the initial recognition.

3.2 Goodwill

The goodwill recorded by the Company corresponds to the acquisitions of Cofesur S.A., La Preferida de Olavarría S.A. (company merged with Loma Negra C.I.A.S.A. as of January 1, 2015) and Recycomb S.A.U., for acquisitions prior to IFRS adoption.

Goodwill, in accordance with the applicable standard at the time of recognition, corresponds to the amount of the transferred consideration, the amount of any non-controlling interest in the acquire and, where applicable, the fair value of the equity interest previously held in the acquire (if any), in excess of the net acquisition cost on the date of acquisition of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized but tested for impairment. For purposes of conducting the impairment test, goodwill is assigned to each of the Group’s cash generating units expected to benefit from the synergies of the relevant combination. The cash generating units to which goodwill is assigned are subject to annual, or more frequent, impairment tests, when there are indicators of impairment. If the recoverable amount of the cash generating unit is lower than the unit’s book amount, the impairment loss is firstly applied to reducing the carrying amount of goodwill assigned to the unit, and is then applied proportionately to the unit’s other assets. The carrying amount of each asset in the reporting unit is used as basis. The impairment loss recognized for goodwill is not reversed in any subsequent period.

Any impairment loss for goodwill is recognized directly in profit or loss.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Company has not recognized any impairment loss in the years ended December 31, 2017 and 2016.

The Group’s policy for goodwill arising on the acquisition of an associate is described at note 3.3.1 below.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.3 Investments in associates and other companies

3.3.1 Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those investees.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

Yguazú Cementos S.A.

The summarized figures presented for Yguazú Cementos S.A. for the year ended December 31, 2016, reflect the amounts resulting from the available information received from Yguazú Cementos S.A. adjusted to conform with IFRS, the Company's accounting policies and other classification adjustments to conform with Company´s policies.

For the year ended	12.31.2016
Net revenue	929,986,113
Finance costs, net	(76,670,474)
Depreciation	(155,534,466)
Income tax	(10,680,022)
Profit or (loss) for the year	104,660,877

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

For the year ended	12.31.2016
Net cash generated by (used in) operating activities	350,159,307
Net cash used in investing activities	(42,353,241)
Net cash (used in) generated by financing activities	(249,682,864)

3.3.2 Investment in other company

It is an investment in a company where the Group has not significant influence.

Since this equity investment does not have a quoted market price in an active market and its fair value cannot be reliably measured such unquoted equity investment is measured at cost less any identified impairment losses at the end of each reporting period.

3.4 Leasing

Leases are classified as finance leases whenever the terms of the lease substantially transferred all the risks and rewards of the ownership to lessee.  All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group´s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.  Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

3.5 Foreign currency and functional currency

These consolidated financial statements are presented in Argentine pesos (legal currency of Argentina), which is also the functional currency (currency of the main economic environment in which a company operates) for all the companies with legal address in Argentina. In the case of the subsidiary Yguazú Cementos S.A., located in Paraguay, its functional currency is Guarani.

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into pesos using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (and attributed to non-controlling interests as appropriate).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Exchange differences on monetary items are recognized in profit or loss in the year, except those which resulted from foreign-currency denominated borrowings related to the assets under construction for their future productive use, which were included in the cost of such assets as they are considered as an adjustment to the interest expense related to such foreign-currency denominated borrowings.

In the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into Argentine pesos using exchange rates prevailing at the end of each fiscal year.

Goodwill and adjustments to fair value arising from the acquisition of subsidiaries are recognized as assets and liabilities of the acquire and are translated into the reporting currency at the exchange rate prevailing on the balance sheet date. Any resulting exchange difference is recognized in other comprehensive income.

When an investment is sold or disposed of, any exchange difference is recognized in the statement of income as a gain or loss on sale/disposal.

3.6 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualified assets that necessarily take a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of the pertinent asset, until such time as the assets are substantially ready for their intended use or sale.

Income earned on short-term investments in specific outstanding borrowings to be used in qualified assets is deducted from the costs of borrowings that may qualify for capitalization.

All the other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.7 Taxation

The Group recognizes income tax applying the liability method, which considers the effect of temporary differences between the carrying amount and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, upon the determination of taxable profit, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Group’s tax liability will be the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, the date of its publication in the Official Gazette. On July 22, 2016, Law No. 27,260 was enacted and, among other things, removed the aforementioned requirement.

Income tax expense represents the amount of the tax currently payable and deferred tax.

3.7.1.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the Consolidated Statement of Comprehensive Income because of items of income, or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the fiscal year.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.7.1.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

The carrying amount of deferred tax assets is reviewed at the end of each fiscal year and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the fiscal year.  The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the fiscal year, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if a) there is a legally enforceable right to offset by the tax authority and b) deferred tax assets and liabilities relate to income taxes levied by the same tax authority, having the Group the intention of settle assets and liabilities on a net basis.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

3.7.1.3 Current and deferred tax

Current and deferred tax are recognized in profit or loss, and included in comprehensive income.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.7.2. Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.25% of the value of any shares issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

In September 2016, the tax authority approved the exemption request for this tax payment for 2016, 2017 and 2018 for being a compliant taxpayer under Law N° 27,260/2016.

As of December 31, 2017 and 2016, the Company had recorded 224,639 and 35,445,260, respectively, amounts included within Other receivables.

3.7.3            Tax reform in Argentina

On December 29, 2017, Argentina enacted a comprehensive tax reform (Law No. 27,430) through publication in the Official Gazette. The Law is effective from January 1, 2018. Specifically, introduces amendments to income tax (both at corporate and individual levels), value added tax (VAT), tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

At a corporate level, the law decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents.

Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018.

3.8 Property, plant and equipment

Property, plant and equipment held for being used in the production or supply of goods and services, or for administrative purposes, are carried at cost, less any depreciation and cumulative impairment loss.

Lands were not depreciated.
Properties under construction for administrative, production, supply or other purposes are carried at cost, less any recognized impairment loss. The cost included professional fees and, in the case of qualified assets, borrowing costs capitalized in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write-off the cost of assets, except for land and properties under construction, over their useful lives, using the straight-line method or units of production. The estimated useful life and depreciation method are reviewed at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

The assets maintained under finance lease are depreciated over their useful life estimated equal to useful life of the assets under the lease, or, if the latter is shorter, over the term of the corresponding lease.

Gain or loss derived of the write-off or disposal of an item of Property, plant and equipment is determined as the difference between the obtained sale value and the book value and it is recognized in profit or loss.

3.9 Intangible assets

Intangible assets with finite useful lives, acquired separately, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

The method of amortization of Mining exploitation rights will be determined at the time it become used by the Company.

The estimated useful life and amortization method are reviewed at the end of the fiscal year, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives, acquired separately, are carried at cost less accumulated impairment losses.

Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.10  Impairment of tangible and intangible assets

At the end of the fiscal year, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indications exist, the recoverable amounts of the assets is estimated in order to determine the impairment loss (if any).

The Group estimated the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments at year-end of the time value of money considering the risks specific to the asset.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

3.11 Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. Costs of inventories are determined using the weighted average price method. The net realizable value is the estimated price of sale less estimated costs to conclude such sale.

3.12  Provisions

Provisions are recognized when the Group have a present obligation (legal or constructive) as a result of a past event and it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation, at the end of the fiscal year, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the estimated cash flow for repayment of the existing obligation, its book value represents the current value of such cash flow.

When some or all of the economic benefits required to settle a provision are expected to be recovered, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.13 Environmental restoration

Under legal provisions, the land used for mining and quarries is subject to environmental restoration in Argentina.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the passage of time and this change is charged to net profit or loss. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Company discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

In addition, the Group follows the practice of progressively restoring the spaces freed by the removal of quarries using the allowances created for such purposes.

3.14 Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value.  Transaction costs that are directly attributable to the acquisition or issue of financials assets and financial liabilities (other than financial assets and liabilities at fair value through profit or loss) are added or deducted from the fair value of the financial assets of financial liabilities, as appropriate, on initial recognition. Transactions costs directly attributable to the acquisition of financial assets of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

3.15 Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss' (FVTPL), ‘held-to-maturity' investments, ‘available-for-sale' (AFS) financial assets and ‘loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss (“FVTPL”) are financial assets held for trading. Financial assets are included in this category whether acquired primarily to be sold in the immediate future.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses' line item. Fair value is determined in the manner described in note 34.

ii)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

iii) Loans and receivables

The loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market, are classified as current assets, except when they mature more than 12 months from the balance sheet date, in which case they are classified under non-current assets. Trade receivables and other receivables are included in this category.

The assets under accounts receivable are recorded at their amortized cost by applying the effective interest method, net of any allowance for impairment, if applicable.

iv) Financial assets held-to-maturity

These are non-derivative financial assets whose payments have a fixed or determinable amount and with a set maturity date and the entity have both the effective intention and the capacity to hold them until maturity. If the Company sells a significant amount of financial assets held to maturity, the whole account should be reclassified as available for sale.

Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

v)	Unconsolidated Ferrocarril Roca Management Trust

The 100% interest in the Ferrocarril Roca Management Trust is valued at cost, taking into account the value of contributions made, net of trust expenses, including the financial income accrued as of the balance sheet date.
This unconsolidated structured entity refers to the entity which is not controlled by the Company (Note 37).

As of December 31,2017 and 31, 2016, the Company´s participation in the unconsolidated trust is as follows:

As of	12.31.2017	12.31.2016
Current assets	51,112,722	90,065,227
Current liabilities	1,006,901	87,150
Equity	50,105,821	89,978,077
Income for the year	3,210,358	11,478,251

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)
vi) Financial assets available for sale

Financial assets that are either designated as assets held for sale (“AFS”) or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Such financial assets are measured at fair value, with any gain or loss recognized under other comprehensive income. Upon sale or impairment of the asset, the accumulated gain or loss previously recognized in other comprehensive income is reclassified under income for the year. These financial assets are classified as other non-current financial assets, except those with a maturity of less than 12 months from the balance sheet date, which are classified as current assets. The Company does not hold financial assets available for sale.

vii)  Impairment of financial asset

Financial assets other than those valued at fair value with changes to profit or loss, are assessed for indicators of impairment at the end of each reporting period.  Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

The objective impairment evidence should include:

•	Significant financial difficulties of the issuer or obligor; or
•	Default on contract clauses, such as non-payment or late payment of interest or principal; or
•	The borrower is likely to file for bankruptcy or any other form of financial reorganization; or
•	The disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as trade receivables, where the impairment test on the asset has been assessed on an individual basis and found that the asset is not individually impaired, such asset is to be included in the collective impairment test. The objective evidence of an accounts receivable portfolio being impaired includes the past experience of the Company regarding receivable collection, as well as any changes that are evident in the local and national economic conditions related to payment default.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial assets is directly written down by the impairment loss, except for trade receivables where the book value is written down through an allowance for bad debts. Where a trade receivable is considered a bad debt, it is written off against the allowance. The changes in the carrying value of the allowance for bad debts is recognized in the statement of comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

viii) Derecognition of a financial asset

The Company shall derecognize a financial asset only when the contractual rights on the financial assets cash flows expire and transfer the substantial risks and advantages inherent to ownership of the financial asset. If the Company does not transfer or retain substantially all the risks and advantages inherent to the ownership and retains the control over the asset transferred, the Company shall recognize its interest in the asset and the associated obligation at the amounts payable. If the Company retains substantially all the risks and advantages inherent to property on the transferred financial asset, the Company shall continue to recognize the financial asset and shall also recognize a collateral loan for the receipts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial asset other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognized on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

3.16 Financial liabilities and equity instruments

i)	Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Capital stock and other capital related accounts

a)	Capital stock and share premium

It is composed by contributions made by the shareholders.
Capital stock is represented by shares and includes subscribed shares at their nominal value.

b)	Adjustment to capital

Adjustment to capital recognize the effects of changes in the purchasing power of the Argentine peso until February 28, 2003. Capital stock account has been maintained at its nominal value and the adjustment deriving from the restatement mentioned before, has been disclosed in Adjustment to capital account.

Adjustment to capital may not be distributed in cash or in kind. However, it can be capitalized by issuing additional shares. In addition, this adjustment may be used to settle accumulated losses, according to absorption of cumulative losses order, as explained below, in “Accumulated earnings”.

c)	Merger premiums

These pertain to the recognition of the premiums originated in mergers, mainly from the merger with Ecocementos S.A. and Compañía de Servicios a la Construcción S.A. in 2002 and 2010, respectively. The balances as of December 31, 2014 derives from merges prior to the adoption of IFRS.  The merger for 2015 was recognized to book values.

d)	Other capital adjustments

In the year ended December 31, 2016, it was included in this caption an amount of 403,406,965 related to the excess of the consideration for the 16% equity interest –in Yguazú Cementos S.A. acquired to InterCement Brasil S.A. (Parent company) over the book values recorded by such entity (Note 16).

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

During the year ended December 31, 2017, the Company accounted for the acquisition of the 2.36% of equity share in Cofesur S.A., which was approved by Government in March, 2017. Since the Company had acquired such participation from Camargo Correa S.A., it applied its accounting policy for acquisitions of entities under common control and recognized the participation at their carrying amount, being the excess of the purchase price over such amount disclosed in Equity under the caption adjustments in Owners´ contributions

Legal reserve

In accordance with the provisions of Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year adjusted by any amount that could have been transferred form accumulated other comprehensive income (loss) to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.

Environmental reserve and Future dividends reserve

Corresponds to the allocation made by the Company´s Shareholders’ meeting, whereby a specific amount is transferred to the reserve environmental issues and for future dividends, respectively.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

a)	Cash flow hedging reserve

Corresponds to the reserve generated by the financial instruments designated as hedging.

b)	Exchange differences on translating foreign operations

Corresponds to the reserve generated by the conversion of the financial statements of the subsidiary Yguazú Cementos S.A. into the Company’s presentation currency, as indicated in note 3.5.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net profit of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Non-controlling interests

Corresponds to the interest in the net assets acquired and net income of:
•	As of December 31, 2017: Yguazú Cementos S.A. (49%) and Ferrosur Roca S.A. (20%), representing the rights on shares that are not owned by Loma Negra C.I.A.S.A.
•	As of December 31, 2016: Yguazu Cementos S.A. (49%), Ferrosur Roca S.A. (20%) and Cofesur S.A. (2.36%) representing the rights on shares that are not owned by Loma Negra C.I.A.S.A.

iii)	Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at fair value through profit or loss

A financial liability at fair value with changes through profit or loss is a financial liability classified either as held for trading or at fair value with changes through profit or loss. A financial liability is classified as held for trading if:

a) It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or

b) It is part of a portfolio of identified financial instruments that are managed together and, at a later date, there arises evidence for the first time of a recent actual pattern of short-term profit taking; or

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

c) It is a derivative, except for a derivative that is a designated and effective hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses' line item. Fair value is determined in the manner described in note 33.

A financial liability other than a financial liability held for trading or contingent consideration that may be paid by an acquirer as part of a business combination may be designated as at FVTPL upon initial recognition if:
-	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
-
the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Other financial liabilities

Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of costs directly attributable to their acquisition (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts)

Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method, with interest income recognized based on the effective yield.

Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer its settlement for more than 12 months from the balance sheet date.

iv) Financial liabilities in foreign currency

The fair value of financial liabilities denominated in foreign currency is determined in that foreign currency and then translated at the exchange rate prevailing at the end of each reporting period. The foreign currency component forms part of its profit or loss at fair value. As regards financial liabilities classified as fair value with changes through profit or loss, the foreign currency component is recognized in profit and loss.

In the case of debt instruments denominated in foreign currency classified at amortized cost, determination of exchange differences is based on the asset amortized cost and recognized under “Exchange differences” (note 10), “Financial income”  to the Statement of Comprehensive Income.

v) Derecognition of a financial liability

The Company shall derecognized a financial liability if, and only if, the Company’s liabilities expire, are discharged or satisfied. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.17 Derivative financial instruments

The Group entered into a variety of derivative financial instruments to manage its exposure to interest rates and foreign exchange rate risks, including agreements for foreign exchange hedge agreements, interest rate swaps and foreign exchange swaps.

Derivatives had been initially recognized at fair value at the date the derivative contracts are entered into and were subsequently remeasured to their fair value at the end of each fiscal year. The resulting gain or loss has been recognized in profit or loss immediately, except in cases where the derivative was appointed and was effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group has agreements designated as cash flow hedges. The resulting gain or loss from contracts in force determined as effective hedging during the year has been recognized directly in other comprehensive income.
Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non- derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Note 33 sets out details of the fair values of the derivative instruments used for hedging purposes. During 2017 and 2016 the Group has only entered into “Cash flow hedges”.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the 'other gains and losses' line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss, if any.

3.18 Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits (termination payment plans, which derive of specific plans for employees who leave the Company and receive an agreed compensation to be paid in installments) are measured at the present value of the estimated future cash outflows expected to be made by the Group.

4.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINT

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

4.1 Critical judgements in applying accounting policies
The following are the critical judgements, apart from those involving estimations (see note 4.2 below), that the  directors have made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

4.1.1 Concession of Ferrosur Roca S.A.

The directors have reviewed the Group's participation in Ferrosur Roca S.A. based on the guidelines of IFRIC 12, which gives guidance on the accounting by operators for public-to-private service concession arrangements.

Based on the fact that the grantor does not control or regulates what services the operator must provide with the infrastructure or to whom it must provide them and at what price, the Directors concluded that the concession of Ferrosur Roca S.A. is out of scope and, therefore, the Company does not apply the provisions of IFRIC 12. Accordingly, the Company has recorded the assets received from the concession and those subsequently acquired under IAS 16 “Property, plant and equipment”.

4.2	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year).

4.2.1  Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

The carrying amount of goodwill was 39,347,434 at 31 December 2017 and 2016. There was no impairment of goodwill since their recognition.

4.2.2 Property, plant and equipment and other intangible assets

The following is the estimated useful life for each component of Property, plant and equipment and other intangible assets:

Useful life

Quarries	100 years
Quarries – Cost of surface excavations	Units of production
Plants and buildings	25 to 50 years
Machinery, equipment and spare parts	10 to 35 years
Furniture and fixtures	10 years
Tools and devices	5 years
Software	5 years
Transport and load vehicles	5 years

The assets affected by the concession of Ferrosur Roca (Note 1) are depreciated according to the respective useful life with the limit of the remaining concession years.

As described in Notes 3.2, 3.8 and 3.9, the Group annually revises the tangible and intangible assets estimate useful life, respectively.

4.2.3 Provisions for lawsuits and other contingencies

The final settlement cost of complaints and litigation may vary since estimates are based on different interpretations of rules, opinions and final assessment of damages. Therefore, any change in the circumstances related to this type of contingencies may have a significant impact on the amount of the provision for contingencies accounted for by the Company.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The Company makes judgments and estimates to assess whether it is necessary to record costs and set up provisions for environmental cleanup and remediation works based on the current information related to costs and expected remediation plans. In the case of environmental provisions, the costs may differ from the estimates due to changes in legislation, regulations, discovery and analysis of the local conditions, as well as changes in cleanup technologies. Therefore, any change in the factors or circumstances related to this type of provisions, as well as any amendment to the rules and regulations may thus have a significant impact on the provisions recorded in these consolidated financial statements.

4.2.4 Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group´s tax balances.

In order to determine the effect of deferral on the investment in controlled or associate companies, the Board of Directors have reviewed the Company’s business plans and concluded that they will not be sold in the near future and, therefore, no deferred tax liability has been recorded for such investments.

5.            NET REVENUE

	12.31.2017	12.31.2016

Sales of goods	15,039,126,134	9,702,984,510
Domestic market	15,034,669,438	9,700,155,661
External customers	4,456,696	2,828,849

Services rendered	974,675,955	672,154,789

(-) Bonus / Discounts	(727,267,163)	(500,696,091)
Total	15,286,534,926	9,874,443,208

6.            COST OF SALES
		12.31.2017		12.31.2016
Inventories at the beginning of the year		1,893,110,238		1,149,148,017
Finished products	141,811,446		88,253,896
Products in progress	611,224,018		221,614,930
Raw materials, materials, spare parts and fuels	1,140,074,774		839,279,191

Acquisition of inventories from business combination under common control (Note 16)		-		181,795,914
Effect of foreign currency exchange differences		37,467,329		-

Purchases and production expenses for the year		10,968,000,755		7,826,688,763
Purchases	1,717,979,151		1,088,563,152
Production expenses	9,250,021,604		6,738,125,611

Inventories at the end of the year		(2,048,513,037)		(1,893,110,238)
Finished products	(163,360,814)		(141,811,446)
Products in progress	(536,131,353)		(611,224,018)
Raw materials, materials, spare parts, fuels and transit	(1,349,020,870)		(1,140,074,774)

Cost of sales		10,850,065,285		7,264,522,456

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The detail of production expenses is as follows:

	12.31.2017	12.31.2016

Fees and compensation for services	151,673,784	47,113,221
Salaries, wages and social security charges	2,086,896,570	1,481,271,792
Transport and travelling expenses	88,214,842	58,832,563
Data processing	8,356,653	5,019,037
Taxes, contributions and commissions	167,772,786	118,499,467
Depreciation	636,340,748	496,276,064
Preservation and maintenance costs	1,094,651,627	804,883,164
Communications	9,918,041	8,257,581
Leases	24,714,188	24,086,042
Employee benefits	48,680,437	32,901,197
Water, natural gas and energy services	3,667,657	2,556,005
Freight	1,094,050,471	623,380,338
Thermal energy	1,487,981,855	1,169,019,254
Insurance	22,216,570	17,342,955
Packaging	372,470,018	344,022,485
Electrical power	957,781,503	764,384,506
Contractors	739,133,948	555,180,078
Tolls	3,983,187	9,914,218
Canon	11,143,956	8,379,420
Security	80,169,951	58,181,906
Others	160,202,812	108,624,318
Total	9,250,021,604	6,738,125,611

7.            SELLING AND ADMINISTRATIVE EXPENSES

	12.31.2017	12.31.2016

Managers, directors and trustees' fees	82,545,414	56,245,833
Fees and compensation for services	55,272,907	38,903,933
Salaries, wages and social security charges	379,000,373	338,886,731
Transport and travelling expenses	18,276,082	12,953,874
Data processing	12,140,776	9,861,482
Advertising expenses	29,809,668	21,879,658
Taxes, contributions and commissions	373,688,284	249,386,803
Depreciation and amortization	14,682,374	12,797,816
Preservation and maintenance costs	6,845,057	4,148,916
Communications	8,661,854	7,276,515
Leases	16,327,670	13,633,690
Employee benefits	19,538,673	11,518,598
Water, natural gas and energy services	971,358	484,698
Freight	145,665,092	120,204,361
Insurance	6,619,761	3,661,215
Allowance for doubtful accounts	(712,460)	6,446,074
Security	2,441,916	1,182,728
Others	27,282,139	19,857,988
Total	1,199,056,938	929,330,913

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

8.            OTHER GAINS AND LOSSES

	12.31.2017	12.31.2016

Gain on disposal of Property, plant and equipment	5,799,175	31,315,437
Donations	(15,420,542)	(14,347,944)
Technical assistance and services provided	856,198	8,154,147
Gain on tax credits acquired	2,048,779	3,872,647
Canon recovery - Ferrosur Roca S.A. (Note 39)	-	84,441,612
Contingencies	(17,875,923)	(3,472,583)
Result from U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	8,259,698	-
Service fee from ADS Depositary bank	69,254,438	-
Leases	22,265,721	16,980,577
Miscellaneous	3,462,997	(3.092.497)
Total	78,650,541	123,851,396

9.            TAX ON DEBITS AND CREDITS TO BANK ACCOUNTS

The general tax rate is 0.6% (six per thousand) for credits and 0.6% (six per thousand) for debits in the amounts credited to or debited from the Company's bank accounts. On the amount levied on credits, 0.2% may be considered as a payment to be taken into account when calculating the Income Tax. The 0.4% on credits and 0.6% on debits is included in this line of profit or loss.

10.            FINANCE COSTS, NET

	12.31.2016	12.31.2015
Exchange rate differences
Foreign exchange gains	120,939,219	163,489,521
Foreign exchange losses	(433,994,151)	(424,515,292)
Total	(313,054,932)	(261,025,771)

Financial income
Interest from short-term investments	80,949,998	6,710,642
Interest from loans to related parties	3,616,730	15,009,696
Unwinding of discounts on receivables	19,249,948	19,429,424
Total	103,816,676	41,149,762

	12.31.2017	12.31.2016
Financial expenses
Interest on borrowings	(518,424,024)	(586,322,379)
Interest on borrowings with related parties	(6,803,091)	(7,269,913)
Unwinding of discounts on provisions and liabilities	(60,763,361)	(79,284,725)
Others	(46,914,229)	(48,534,380)
Total	(632,904,705)	(721,411,397)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

11.            INCOME TAX EXPENSE

	12.31.2017	12.31.2016
Profit before income tax expense	2,285,899,647	759,751,371
Statutory rate	35%	35%
Income tax at statutory rate	(800,064,876)	(265,912,980)
Adjustments for calculation of the effective income tax:
Effect of foreign currency exchange differences	58,251,784	-
Expenses of capital issue (1)	50,075,999	-
Share of profit (loss) of associates	-	12,820,957
Change in tax rate (note 3.7.3)	95,590,766	-
Other non-taxable income or non-deductible expense, net	11,401,047	(4,642,302)
Income tax expense	(585,537,956)	(257,734,325)

(1)	Disclosed in Equity, net of Capital increase

	12.31.2017	12.31.2016
INCOME TAX EXPENSE
Current	(651,110,917)	(238,702,150)
Deferred	65,572,961	(19,032,175)
Total	(585,537,956)	(257,734,325)

11.1) The deferred income tax charged to income is composed as follows:

	12.31.2017	12.31.2016
Assets
Carryforward subsidiary tax losses	19,283,035	-
Provisions	23,533,897	22,003,693
Trade accounts receivable	954,472	21,379,619
Others	7,545,122	6,453,592
Sub-total	51,316,526	49,836,904

Liabilities
Accounts payable	(17,923,933)	-
Other receivables	-	(60,402,707)
Property, plant and equipment	(246,016,904)	(279,594,390)
Others	(16,667,093)	(2,731,820)
Sub-total	(280,607,930)	(342,728,917)
Total	(229,291,404)	(292,892,013)

11.2) Unrecognised taxable temporary difference associated with investment and interest

	12.31.2017	12.31.2016
Taxable temporary differences in relation to investments in subsidiaries and associates for which deferred tax liabilities have not been recognized are attributable to the following:
- Subsidiaries	(89,599,508)	(54,802,640)
-Others	(59,773)	(83,682)
	(89,659,281)	(54,886,323)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

12.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	12.31.2017	12.31.2016

Net profit attributable to Owners of the Company - Earnings used in the calculation of basic earnings per share	1,590,842,382	491,173,013

Weighted average number of ordinary shares for purposes of basic and diluted earnings per share (1)	571,026,490	566,026,490

Basic and diluted earnings per share	2.79	0.868

(1)
The weighted average number of outstanding shares was 571,026,490 and 566,026,490 as of December 31, 2017 and 2016, respectively, for the purposes of calculating both the basic and diluted earnings per share since there are not outstanding non-convertible debt securities into shares as of December 31, 2017 and 2016.

13.            PROPERTY, PLANT AND EQUIPMENT

	12.31.2017	12.31.2016

Cost	10,217,306,449	8,376,720,986
Accumulated depreciation	(4,238,629,958)	(3,495,793,783)
Total	5,978,676,491	4,880,927,203

Land	37,642,361	36,162,817
Plant and buildings	790,301,574	744,839,769
Machinery, equipment and spare parts	3,722,384,044	2,959,823,921
Transport and load vehicles	439,139,338	287,181,987
Furniture and fixtures	16,920,388	13,810,449
Quarries	579,601,085	429,197,452
Tools and devices	14,827,210	11,395,746
Work in progress	377,860,491	398,515,062
Total	5,978,676,491	4,880,927,203

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

As of December 31, 2017, the breakdown is as follows:

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Cost

	Land	Plants and buildings	Machinery, equipment and spare parts	Transport and load vehicles	Furniture and fixtures	Quarries	Tools and devices	Work in progress	Total

Balances as of January 1, 2016	30,126,726	1,549,752,475	2,099,981,800	480,908,249	123,311,403	589,358,349	25,140,153	255,726,133	5,154,305,288
Business combination under common control (Note 16)	6,486,368	28,336	2,158,470,335	3,127,920	2,061,912	134,996,703		1,373,246	2,306,544,820
Additions	-	-	-	90,649,867	-	383,142,698	6,264,333	442,983,575	923,040,473
Disposals	(450,277)	-	(618,137)	(6,080,942)	(20,239)	-	-	-	(7,169,595)
Transfers	-	102,690,577	195,085,826	-	3,791,489	-	-	(301,567,892)	-

Balances as of December 31, 2016	36,162,817	1,652,471,388	4,452,919,824	568,605,094	129,144,565	1,107,497,750	31,404,486	398,515,062	8,376,720,986
Effect of foreign currency exchange differences	1,479,544	4,706	497,424,954	687,099	473,669	30,792,831	-	8,380,401	539,243,204
Additions	-	-	-	207,735,655	6,229,778	400,489,338	7,241,286	687,713,771	1,309,409,828
Disposals	-	-	-	(8,067,569)	-	-	-	-	(8,067,569)
Transfers	-	106,764,112	609,984,631	-	-	-	-	(716,748,743)	-
Balances as of December 31, 2017	37,642,361	1,759,240,206	5,560,329,409	768,960,279	135,848,012	1,538,779,919	38,645,772	389,886,273	10,217,306,449

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

13. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Accumulated depreciation

	Land	Plants and buildings	Machinery, equipment and spare parts	Transport and load vehicles	Furniture and fixtures	Quarries	Tools and devices	Total
Balances as of January 1, 2016	-	(859,137,796)	(1,053,283,647)	(241,131,264)	(110,151,232)	(350,179,193)	(16,954,928)	(2,630,838,060)
Business combination under common control (Note 16)	-	(28,336)	(364,045,860)	(3,084,505)	(1,332,248)	(1,774,435)	-	(370,265,384)
Depreciation charge	-	-	470,870	5,052,477	14,286	-	-	5,537,633
Disposals	-	(48,465,487)	(76,237,266)	(42,259,815)	(3,864,922)	(326,346,670)	(3,053,812)	(500,227,972)
Balances as of December 31, 2016	-	(907,631,619)	(1,493,095,903)	(281,423,107)	(115,334,116)	(678,300,298)	(20,008,740)	(3,495,793,783)
Effect of foreign currency exchange differences	-	(4,706)	(104,105,141)	(521,145)	(214,576)	(4,159,156)	-	(108,904,724)
Depreciation charge	-	(61,302,307)	(240,844,321)	(55,303,717)	(3,378,932)	(276,719,380)	(3,809,822)	(641,358,479)
Disposals	-			7,427,028				7,427,028

Balances as of December 31, 2017	-	(968,938,632)	(1,837,945,365)	(329,820,941)	(118,927,624)	(959,178,834)	(23,818,562)	(4,238,629,958)

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

14.            INTANGIBLE ASSETS

	12.31.2017	12.31.2016

Software	44,960,664	26,541,364
Mining exploitation rights	30,506,058	30,506,058
	75,466,722	57,047,422

Cost	Software	Mining exploitation rights	Total
Balances as of January 1, 2016	45,263,657	30,506,058	75,769,715
Additions	12,390,941	-	12,390,941
Business combination under common control (Note 16)	2,082,349	-	2,082,349
Disposals	(74,661)	-	(74,661)
Balances as of December 31, 2016	59,662,286	30,506,058	90,168,344
Effect of foreign currency Exchange differences	483,545		483,545
Additions	28,065,101		28,065,101
Disposals	(111,539)	-	(111,539)
Balances as of December 31, 2017	88,099,393	30,506,058	118,605,451

Accumulated amortization
Balances as of January 1, 2016	(22,540,446)	-	(22,540,446)
Business combination under common control (Note 16)	(1,743,279)	-	(1,743,279)
Disposals	8,711	-	8,711
Amortization	(8,845,908)	-	(8,845,908)
Balances as of December 31, 2016	(33,120,922)		(33,120,922)
Effect of foreign currency Exchange differences	(251,999)	-	(251,999)
Additions	(9,877,347)	-	(9,877,347)
Disposals	111,539	-	111,539
Balances as of December 31, 2017	(43,138,729)	-	(43,138,729)

The Company classifies mining exploitation rights as intangible assets, which are valued at the cost. The use of mining rights has not started as of December 31, 2017.

15.            INVESTMENTS

	12.31.2017	12.31.2016

Non-current
In other companies
Cementos del Plata S.A.	330,062	330,062
Total	330,062	330,062

   The share of profit (loss) is as follows:

	12.31.2017	12.31.2016

Yguazú Cementos S.A. (Note 16)	-	36,631,307
Total	-	36,631,307

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	12.31.2017	12.31.2016
Current
Short-term investments
In pesos (1)	1,982,957,634	470,780,626
In foreign currency (2)	1,007,955,379	98,660,256
Loans to related parties – InterCement Brasil S:A. (Note 19)	-	124,767,892
Total	2,990,913,013	694,208,774

(1)
The Group holds short-term investments denominated in pesos represented principally by participation in Mutual Funds (726,097,716 and 470,780,626 as of December 31, 2017 and 2016, respectively), Bonds issued by the Central Bank of the Argentine Republic (1,256,394,950 as of December 31, 2017). Such investments accrue interest at an annual nominal rate of approximately 27% and 23.5% as of December 31, 2017 and 2016, respectively.

(2)
The Group holds short-term investments denominated in US Dollars represented by Money Market Mutual Funds for a total amount of 1,007,955,379 and 70,942,028 as of December 31, 2017 and 2016, respectively, and accrue interest at an annual nominal interest rate of 1.8% and 0.1% as of December 31, 2017 and 2016, respectively. As of December 31, 2016, the Group also held short-term investments in Guarani for 27,718,228, represented by Certificate of Deposits, and accrued interest at an annual nominal rate of approximately 4.25%.

These short-term investments are maintained for investment purposes and are made for variable periods ranging from one to three months, depending on the Group’s fund needs and strategy.

16.            BUSINESS COMBINATION UNDER COMMON CONTROL

        Business combination during the year

Name	Principal Activity	Principal place of business	Proportion of ownership interest/voting right held by the Group
			12.31.2017	12.31.2016

Yguazú Cementos S.A.	Manufacture and marketing of cement	Paraguay	51%	35%

In November 2012, Loma Negra C.I.A.S.A. acquired 5,411 non-endorsable ordinary shares of Yguazú Cementos S.A., a company incorporated in the Republic of Paraguay, engaged in the marketing of cement, which represent 35% of the subscribed and paid-in share capital.

On December 22, 2016, Loma Negra C.I.A.S.A. acquired from InterCement Brasil S.A., its Parent company, 3,834 non-endorsable ordinary shares with a nominal value of 10,000,000 Guarani each, which represent 16.0017% of the subscribed and paid-in share capital of Yguazú Cementos S.A.  The transaction amounted to 518,091,291 and it was partially settled with the proceeds of the loan that the Company maintained with InterCement S.A., amounting to 412,435,636.  The remaining amount of the purchase price was settled on July 3, 2017.  There were not significant acquisition costs.

As of the consolidated financial statements date, as a result of such acquisition, the Company holds a 51.0017% on the capital of Yguazú Cementos S.A.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Acquisition of Yguazú Cementos S.A. has been recognized on the basis of the “pooling of interest method”, at book value of the acquiree’s assets and liabilities. The difference between the purchase price paid and book value of the net assets transferred was recorded as other capital adjustments.

16.1 Book-value of assets and liabilities transferred (in pesos):

For purposes of recognition of the assets and liabilities transferred from this business combination, the Company has considered in its consolidated financial statements the balances from Yguazú Cementos S.A. recorded by its parent considering other classification adjustement to conform with Company´s policies as of December 31, 2016.

12.31.2016
Current assets
Inventories	181,795,914
Trade accounts receivable	91,555,806
Other receivables	38,157,070
Cash and cash equivalents	207,927,790

Non-current assets
Property, plant and equipment	1,936,279,436
Intangible assets	339,070
Trade accounts receivable	84,063
Other receivables	79,819,925

Current liabilities
Trade and other payables	(319,240,220)
Borrowings	(1,476,726,832)
Payroll and social security payables	(4,936,114)
Tax liabilities	(11,046,537)

Non-current liabilities
Deferred tax liabilities	(7,307,114)
Net Assets	716,702,257

16.2 Net cash generated by acquisition of subsidiaries

12.31.2016
Consideration paid in cash	-
Less: Cash and cash equivalents acquired	207,927,790
Net cash received from acquisition of subsidiaries	207,927,790

Other capital adjustments resulting from the purchase (in pesos):

12.31.2016
Consideration (Note 31)	518,091,291
Plus: Previous equity interest	250,845,790
Plus: Non-controlling interest	351,172,141
Less: Net assets at book value	(716,702,257)
Other capital adjustments	403,406,965

There is no contingent consideration.

16.3 Effect of acquisitions on the Group’s income

Included in the profit for the year ended December 31, 2016 is 36,631,307 attributable to the Share of profit (loss) for the participation of 35% that the Company held in Yguazú Cementos S.A.  Since the additional acquisition of the 16.0017% shares of Yguazú Cementos S.A. was consummated on December 22, 2016,  the Company has evaluated that the consolidation of the results of Yguazú Cementos S.A. for the 10-day period from December 22, 2016 to December 31, 2016 were not significant for its consolidated financial statements, it has not presented those results on a consolidated basis but on the line “share of profit (loss) of associates” in the Statement income and other comprehensive income for the year ended December 31, 2016.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Should the acquisition has been effected on January 1, 2016, considering a 51% participation during 2016, the additional profit for the year ended December 31, 2016 should have increased for 16,745,740, amounting to 476,903,030 and revenue should have increased for about 929,986,114 amounting to 10,804,429,321 for the same period.

16.4 Non-controlling interest arising from the business combination under common control for the acquisition of Yguazú Cementos S.A. amounted to 351,172,141 as of December 31, 2016.

17.            GOODWILL

	12.31.2017	12.31.2016
Cost
Cofesur S.A.	18,942,491	18,942,491
Recycomb S.A.U.	2,873,689	2,873,689
La Preferida de Olavarría S.A.	17,531,254	17,531,254
Total	39,347,434	39,347,434

Allocation of goodwill to cash-generating units

For purposes of impairment testing, goodwill was allocated to the following cash generating units:

	12.31.2017	12.31.2016

Railroad	18,942,491	18,942,491
Aggregates	2,873,689	17,531,254
Others	17,531,254	2,873,689
Total	39,347,434	39,347,434

Cash-generating unit: Railroad

The recoverable amount of this cash-generating unit is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors covering a five-year period.

The key assumptions used in the value in use calculations for the Railroad cash-generating unit are as follows:

-	The period covered includes the remaining years of the concession.

-
Services rendered: Average of transport capacity usage in the period immediately before the budget period. The values assigned to the assumption reflect past experience and are consistent with the Company´s. The directors believe that the volume for the next five years is reasonably achievable.

The directors believe that any reasonable possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

Cash-generating units: Aggregates and Others

The recoverable amount of these cash-generating units is determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the directors covering a five-year period.

The key assumptions used in the value in use calculations for the aggregates and others units are as follows:

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

-
Production volume: Average production volume in the period immediately before the budget period. The values assigned to the assumption reflect past experience and are consistent with the Company´s. The directors believe that the volume for the next five years is reasonably achievable.

-	Cash flow projections during the budget period are based on the same expected gross margins and raw materials throughout the budget period and beyond that five-year period.

The directors believe that any reasonable possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating units.

18.            INVENTORIES

	12.31.2017	12.31.2016
Non-current
Spare parts	216,475,015	178,154,305
Allowance for obsolete inventories	(1,753,062)	(2,133,062)
Total	214,721,953	176,021,243

Current
Finished products	163,360,814	141,811,446
Products in progress	536,131,353	611,224,018
Raw materials, materials and spare parts	869,931,673	743,930,982
Inventory in transit	514,276	14,824,828
Fuels	263,852,968	205,297,721
Total	1,833,791,084	1,717,088,995

19.            PARENT COMPANY, OTHER SHAREHOLDERS, ASSOCIATES AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

The outstanding balances between the Group and the Parent company, other shareholders, associates and other related parties as of December 31, 2017 and 2016 are as follows:

	12.31.2017	12.31.2016
Related companies
InterCement Brasil S.A.
Loans (Investment)	-	124,767,892
Other receivables	-	41,737,180
Accounts payable	(2,722,388)	(172,153,538)
Camargo Correa S.A.
Other receivables	-	35,721,149
CCCimentos Participacoes LTDA
Other receivables	-	1,341,509
Other liabilities - Dividends payable		-
Cimpor Trading e Inversiones S.A.
Trade accounts receivables	5,838,363	26,240,458
Accounts payable	(194,808,865)	(377,295,476)
Cimpor Servicios de Apoio a Gestao S.A.
Trade accounts receivable	13,868,021	4,770,992
Accounts payable	(64,142,910)	-
Cimpor - Cimentos de Portugal, SGPS, S.A.	-
Accounts payable		(14,400,608)
Sacopor S.A.
Accounts payable	(14,154,182)	-

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Summary of balances as of December 31, 2017 and 2016 is as follows:
Loans (investment)	-	124,767,892
Trade accounts receivable	19,706,384	31,011,450
Other receivables	-	78,799,838
Borrowings		-
Accounts payable	(275,828,345)	(563,849,622)
Other liabilities - Dividends payable		-

The transactions between the Group and parent companies, associates and related parties as of December 31, 2017 and 2016 are detailed as follows:

	Interest and Exchange rate differences		Sale/(Purchase) of Goods and Services
	12.31.2017	12.31.2016	12.31.2017	12.31.2016

Associates
Yguazú Cementos S.A. (a)	-	3,505,877	-	4,025,439
Other related parties
InterCement Brasil S.A. (b) y (c)	1,234,479	103,468,732	(19,121,394)	(603,821,090)
Cimpor Trading e Inversiones S.A. (a)	(13,525,772)	(2,196,283)	(88,017,758)	(189,671,576)
Cimpor Serv. de Apoio a Gestao S.A.(a) y (d)	887,061	-	(56,189,502)	4,770,992
Sacopor S.A.(a)	(254,420)	-	(33,357,279)	-

(a)	Corresponds to the sale and purchase of goods and services and the difference in the exchange of balances in foreign currency if applicable.
(b)
Amounts under “Interest and Exchange rate differences” include: i) interest accrued on the loan granted to InterCement Brasil S.A. for u$s 26.8 million, which accrue an annual nominal rate of 3% maturing July 2017. On December 22, 2016, Loma Negra C.I.A.S.A. acquired 16.0017% of Yguazú Cementos S.A. from InterCement Brasil S.A. and settled an amount of 412,435,636 of the purchased price with the loan granted to said parent company. Interest accrued to that date were paid by InterCement Brasil S.A. pursuant to the agreement; ii) interest on another loan agreement for u$s 5 million, which accrue an annual nominal rate of 3.9% maturing in November 2016. On that date the parties agreed to compound the outstanding interest and set a new annual interest rate of 4.7%. On July 3, 2017 such amount was applied to paying off the outstanding liability related to the purchase of shares of stock in Yguazú Cementos S.A. as indicated above, and iii) financial results accrued in favor of InterCement Brasil S.A. by its guarantee on a loan of the Company until July 2016.

(c)	Includes 518,091,291 for the period ended in December 31, 2017 corresponding to the purchase of shares of Yguazú Cementos S.A. as described in note 16.
(d)
On July 21, 2017 Loma Negra C.I.A.S.A. accepted the offer letter received Cimpor Serv. de Apoio a Gestao S.A., for the transfer of technical know-how that includes access to procedures, rules, databases, systems, benchmarking programs, tools and best practices in relation to the production process, in order to obtain a better quality in the products. Loma Negra C.I.A.S.A. must pay a charge equivalent to 1% of the net sales of the Company for the services received. This agreement is valid for three years as of August 1, 2017 and it was registered with the National Institute of Intellectual Property (INPI). Services related to the agreement have been received since August 1, 2018.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

	Dividends approved
	12.31.2017	12.31.2016

InterCement Brasil S.A.	442,230,891	712,077,809
CCCimentos Participacoes Ltda.		80,497,006
Third parties	2,469,109	4,425,185
Total	444,700,000	797,000,000

The dividends approved by the Company were paid in the respective year.

The amount recognized in the statement of comprehensive income related to Key Managment fees amounted to 76,872,494 and 56,245,833 for the years ended December 31, 2017 and 2016, respectively. The fees are short-term benefits

The Group did not recognized any expense in the current year or in prior years regarding bad or doubtful accounts related to amounts owed by related parties.

20.            OTHER RECEIVABLES

	12.31.2017	12.31.2016
Non-current
Tax credits	80,874,026	92,271,030
Other receivables to Canon - Ferrosur Roca S.A. (Note 37)	50,105,821	91,550,175
Advance payment for acquisition of shares (Note 19) (*)	-	35,434,064
Advances to suppliers	2,907,688	-
Guarantee deposits	7,953,818	1,941,451
Miscellaneous	3,333,333	8,084,686
Total	145,174,686	229,281,406

Current
Tax credits	125,511,539	97,954,552
Related parties receivables (Note 19)	-	43,365,774
Prepaid expenses	54,133,979	14,199,214
Guarantee deposits	3,773,462	9,353,393
Reimbursement receivables	15,550,209	13,988,747
Advances to suppliers	26,077,417	19,129,087
Salaries advances and loans to employees	5,404,217	10,879,811
Receivables from sales of Property, plant and equipment	5,271,119	11,455,008
Miscellaneous	5,935,075	5,989,094
Total	241,657,017	226,314,680

(*) In 2007, the Company acquired 1,623,474 shares of Cofesur S.A. - representing an interest of 2.36% - to Camargo Correa S.A. (Note 19), which required the approval of the Government to be effective. On March 6th, 2017, the Government approved the acquisition of the shares making it effective since then.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

21.            TRADE ACCOUNTS RECEIVABLE

	12.31.2017	12.31.2016
Non-current
Receivables with U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	-	78,346,682
Accounts receivable	-	84,063
Total	-	78,430,745

	12.31.2017	12.31.2016
Current
Accounts receivable	1,124,643,588	600,079,718
Related parties (Note 19)	19,706,384	31,011,450
Receivable with U.E.P.F.P. - Ferrosur Roca S.A. (Note 38)	117,407,006	-
Accounts receivable in litigation	19,023,292	15,084,404
Notes receivables	39,290	4,636,897
Foreign customers	1,614,237	1,210,027
Subtotal	1,282,433,797	652,022,496
Allowance for doubtful accounts	(19,023,292)	(22,858,928)
Total	1,263,410,505	629,163,568

Trade receivables are valued at amortized cost.

The average credit period of cement business is 6.6 days and for concrete business 36 days. Interest on past due trade receivables is recognized at the effective market rates, The Group has recognized an allowance for doubtful accounts based on an individual analysis of the recoverability of the accounts receivable.

Prior to accepting any new client, the Group carries out an in-house credit examination in order to assess the creditworthiness of the prospect client and define their credit limit. The limits and ratings assigned to the main clients are reviewed at least once a year.

Trade receivables include the past-due amounts (see maturity analysis below) as of December 31, 2017 and 2016.

The maturities of accounts receivable are as follows:

	12.31.2017	12.31.2016

To become due	1,054,635,837	615,446,254
Past due
0 to 30 days	164,083,454	61,409,894
31 to 60 days	20,355,633	17,361,956
61 to 90 days	5,919,318	10,014,138
More than 91 days	37,439,555	26,220,999
Total	1,282,433,797	730,453,241

Trade receivables disclosed above include certain amounts (see below for aged analysis) that are past due at the end of the reporting period for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired

	12.31.2017	12.31.2016

Past due
0 to 30 days	164,083,454	61,409,894
31 to 60 days	20,355,633	17,361,956
61 to 90 days	5,919,318	10,014,138
More than 91 days	18,416,263	3,362,071
Total	208,774,668	92,148,059

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Average age (days)	27	32

Age of impaired trade receivables
	12.31.2017	12.31.2016

Past due
More than 91 days	19,023,292	22,858,928
Total	19,023,292	22,858,928

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

The allowance for doubtful debts is determined based on an individual analysis of the outstanding balances of receivables; accordingly, all the amount of the allowance refers to individual customers.

The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Group does not hold any collateral over these balances.

Changes in the allowance for doubtful accounts were the following:

Balances as of January 1, 2016	12,810,070
Increases (*)	6,446,075
Business combination (Note 16)	3,905,333
Uses	(302,550)
Balances as of December 31, 2016	22,858,928
Effect of foreign currency exchange difference	660,147
Increases	1,296,255
Uses	(5,792,038)
Balances as of December 31, 2017	19,023,292

(*) The increase mainly corresponds to the insolvency procedures of a client in 2016.

22.            CASH AND BANKS

	12.31.2017	12.31.2016
In Pesos	69,772,041	43,161,288
In US Dollars	15,028,797	90,393,486
In Reales	60,615	12,978
In Guarani	102,925,439	100,013,593
In Euros	987,808	263,568
Total	188,774,700	233,844,913

23.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	12.31.2017	12.31.2016

Capital stock	59,602,649	56,602,649
Adjustment to capital	151,390,644	151,390,644
Share premium	2,047,627,791	183,902,074
Other capital adjustments (Note 16)	(435,241,562)	(403,406,965)
Merger premium	98,721,206	98,721,206
Total	1,922,100,728	87,209,608

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The issued, paid-in and registered capital, consists of:

	12.31.2017	12.31.2016

Common stock with a face value of $ 0.1 per share
and entitled to 1 vote each, fully paid-in (Note 31)	596,026,490	566,026,490

On November 1, 2017, Loma Negra CIASA made a public offering of shares on the New York and Buenos Aires Stock Exchanges.

The Company offered a subscription of ordinary, book-entry shares with a par value of $ 0.10 each and one vote per share for a total of up to 30,000,000 common shares to be issued in accordance with the capital increase provided by the competent bodies of the society.

The new shares were offered to the investing public in Argentina simultaneously with the public offering of the new shares represented in American Depositary Shares ("ADSs") in the United States and together with the public offering of existing shares of Loma Negra Holding GmbH. After the pre-emptive subscription and accretion exercise of the Company's current shareholders, the new shares were awarded for 20,940,252 shares in the Local Offer and 9,000,000 shares represented by 1,800,000 ADSs in the International Offer. Each ADS represents 5 ordinary shares. The final subscription price was set at $ 66.78 (US $ 3.8) per ordinary share and $ 333.89 (US $ 19) for each ADS. The date of issue and liquidation was established on November 3, 2017 and the integration was made in dollars and pesos at the applicable exchange rate. This placement represented a capital increase of 1,866,725,717 net of commissions, discounts and expenses.

By virtue of the the facts described in the preceding paragraph, as of November 1, 2017, the capital of the Company amounts to 59,602,649, represented by 596,026,490 common shares of $ 0.10 par value each and one vote per share.

The Company accounted for the acquisition of the 2.36% of equity share in Cofesur S.A., which was approved by Government in March, 2017.  Since the Company had acquired such participation from Camargo Correa S.A., it applied its accounting policy for acquisitions of entities under common control and recognized the participation at their carrying amount, being the excess of the purchase price over such amount disclosed in Equity under the caption Other capital adjustments.

24.            ACCUMULATED OTHER COMPREHENSIVE INCOME

	12.31.2017	12.31.2016
Cash flow hedging reserve
Balances at the beginning of the year	-	54,402,733
Net change on revaluation of hedging instruments	-	(8,341,700)
Income tax related to gains/losses recognized in other comprehensive income	-	2,919,595
Amounts reclassified to (profit) or loss	-	(75,354,812)
Income tax related to amounts reclassified to profit or loss	-	26,374,184
Balances at the end of the year	-	-

Exchange differences on translating foreign operations
Balances at the beginning of the year	149,293,492	114,949,865
Exchange differences of the year attributable to the owners of the Company	101.151.222	34,343,627
Balances at the end of the year	250.444.714	149,293,492
Total accumulated other comprehensive income	250.444.714	149,293,492

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

25.            BORROWINGS

25.1 Composition of borrowings

	31.12.2017	31.12.2016
Borrowings
In foreign currency	3,351,761,052	3,358,702,428
In local currency	1,012,118,191	980,325,932
Total	4,363,879,243	4,339,028,360

Non-current	2,604,280,835	1,277,054,290
Current	1,759,598,408	3,061,974,070
Total	4,363,879,243	4,339,028,360
Secured borrowings are included as it is detailed in Note 34.

25.2 Detail of borrowings

	31.12.2017					31.12.2016
	Company	Ref.	Rate	Due-date	Amount	Amount
Borrowings in foreign currency – u$s
Banco Supervielle S.A.	Loma Negra C.I.A.S.A.	6	5%	Sep-17	-	111,672,996
Banco Patagonia S.A.	Ferrosur Roca S.A.	12	5.75%	Jul-18	89,305,446	74,721,781
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	8	3 Months Libor + 3.75%	May-20	1,228,430,137	-
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	5	3 Months Libor + 3.4%	Jun-19	563,979,469	791,854,007
Itaú-Unibanco S.A. - New York	Loma Negra C.I.A.S.A.	1	6 Months Libor + 2.9%	Mar-18	-	903,726,812
Inter-American Development Bank (IDB)	Yguazú Cementos S.A.	16	6 Months Libor + 3.5%	Aug-21	-	621,509,323
Corporación Andina de Fomento (CAF)	Yguazú Cementos S.A.	16	6 Months Libor + 3.5%	Aug-21	-	621,509,323
Borrowings in foreign currency – Guaraníes
Banco Continental S.A.E.C.A.	Yguazú Cementos S.A.	17	8.5%	Aug-25	887,929,000	-
Sudameris Bank S.A.E.C.A.	Yguazú Cementos S.A.	17	9.0%	Aug-25	582,117,000	-
Banco Itaú S.A.- Paraguay	Yguazú Cementos S.A.	15	7.5%	Aug-17	-	233,708,186
Total borrowings in foreign currency					3,351,761,052	3,358,702,428

Borrowings in local currency
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	2	BADLAR + 4%	Sep-18	16,345,799	32,000,000
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	4	BADLAR + 2%	Mar-19	89,590,643	149,206,763
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	4	BADLAR + 2%	Jun-19	108,753,068	150,822,338
Banco Provincia de Buenos Aires	Loma Negra C.I.A.S.A.	4	BADLAR + 2%	Jul-19	15,133,621	19,879,350
HSBC Bank Argentina S.A.	Loma Negra C.I.A.S.A.	7	21.75%	Apr-19	157,865,753	-
HSBC Bank Argentina S.A.	Ferrosur Roca S.A.	13	21.75%	Apr-19	157,865,753	-
Banco Patagonia S.A.	Loma Negra C.I.A.S.A.	3	BADLAR + 1.65%	Jul-18	70,391,979	164,392,235
Banco Patagonia S.A.	Ferrosur Roca S.A.	11	BADLAR + 0.5%	Oct-18	60,777,576	122,079,572
Banco Santander Rio S.A.	Loma Negra C.I.A.S.A.	3	BADLAR + 4%	Jul-18	87,562,256	204,298,831
Syndicated	Ferrosur Roca S.A.	10	BADLAR + 3.95%	Jul-17	-	36,093,092
Bank overdrafts	Loma Negra C.I.A.S.A.	9	29%	Jan-18	12,871,347	8,266,151
Bank overdrafts	Recycomb S.A.U.		29%	Jan-18	314,071	-
Bank overdrafts	Ferrosur Roca S.A.	14	29%	Jan-18	234,646,325	93,287,600
Total borrowings in local currency					1,012,118,191	980,325,932
Total					4,363,879,243	4,339,028,360

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)
Loma Negra C.I.A.S.A.:

(1)
On July 28, 2011, a loan agreement for u$s 55,212,000 was entered into with ITAÚ-UNIBANCO S.A. – New York Branch. Such loan was originally due in July 2016 and accrued interest at a Libor-based floating rate plus and a spread payable half-yearly as from January 2012. During the 2016, the loan term was extended and the principal will be settled in three equal installments four-monthly, expiring the first in July 2017. Such loan was guaranteed by InterCement Brasil S.A. On May 15, 2017, the board of directors approved the early cancellation of two loan installments with Itaú UNIBANCO S.A. New York Branch, whose maturities were scheduled for July 30 and November 2017, respectively. This payment was for a total amount of $ 585,891,679 (u$s 37,514,318.49 including interest accrued until that date). On September 22, 2017, the Board of Directors approved the early cancellation of the last installment of the aforementioned loan that had maturity on March 30, 2018 plus interest accrued until that date, which totals $ 323,955,310 (u$s 18,538,123).

(2)
On September 30, 2013, the Company subscribed a loan agreement with Banco Provincia de Buenos Aires for a total amount of 80,000,000. This loan will be settled in ten semiannual equal and consecutive installments accruing an fixed interest rated upt the third year and BADLAR corrected variable rate for the remaining period.

(3)
On July 21 and July 22, 2015, the Company subscribed loans agreements with Banco Patagonia S.A. and Banco Santander Rio S.A. for total amount of 200,000,000 and 250,000,000, respectively. Both loans will be settled in nine quarterly, equal and consecutive installments, overcoming the first one twelve months after the disbursement and accruing a BADLAR corrected based floating interest rate with quarterly repayments.

(4)
In March and June, 2016, the Company subscribed two loans agreements with Banco Provincia de Buenos Aires for total amount of 150,000,000 each. Both loans will be settled in twenty-five monthly, equal and consecutive installments, overcoming the first one twelve month after the disbursement and accruing a BADLAR corrected based floating interest rate with monthly repayments. Additionally, on June, 2016, the Company subscribed another loan agreement with Banco Provincia de Buenos Aires for total amount of 20,000,000 under the same conditions described.

(5)
In June, 2016, the Company subscribed a loan agreement with Industrial and Commercial Bank of China (Dubai) for total amount of u$s 50,000,000 to be settled in five semi-annual, equal and consecutive installments with a twelve month grace period after the disbursement, accruing a nominal floating interest rate based on Libor with quarterly repayments. This loan requeries the compliance of the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements.

(6)
On September 16, 2016, the Company subscribed a loan agreement with Banco Supervielle S.A. for total amount of u$s 7,000,000 to be settled on September 16, 2017. Fixed interest rate was payable on a quarterly basis.

(7)
On April 6, 2017, the Company subscribed a loan agreement with HSBC Bank Argentina S.A. amounting 150,000,000 due on April 4, 2019, accruing a nominal fixed interest rate with quarterly repayments. This loan requeries the compliance with the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements.

(8)
In May 2017, the Company subscribed a loan agreement with Industrial and Commercial Bank of China (Dubai) . amounting 1,003,109,250 (u$s 65,000,000)  to be settled in five semi-annual, equal and consecutive installments, accruing a nominal floating interest rate based on Libor. The first installment is due 365 days after the disbursement.  This loan requeries the compliance of the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements

(9)	As of December 31, 2017, the Company has bank overdrafts for total amount of 12,871,347.

Ferrosur Roca S.A.:

(10)
On May 24, 2012, Ferrosur Roca S.A. obtained financing from a group of banks for 150,000,000, which was used to refinance financial debts, working capital and investments. Such loan would be repaid by way of eleven quarterly, equal and consecutive installments of 12,495,000 each and an additional final installment of 12,555,000, the first one with a maturity after fifteen months from the execution date. During the first year, the loan accrued interest at a fixed annual rate, and since the thirteenth month it would accrue interest at a floating nominal rate based on the BADLAR private corrected rate (BADCOR). Compensatory interest accrued on a quarterly basis from May 24, 2012. Ferrosur Roca S.A. had undertaken to assume certain obligations and conditions. Additionally, Loma Negra C.I.A.S.A. guaranteed the loan. This loan was renegotiated on January 21, 2014 with the payment of interest accrued until that date. The principal owed until that date will be repaid in 10 quarterly, equal and consecutive installments of 11,364,545 each, plus an additional final installment of 11,364,550, the first of which expires after twelve months from the signature of the addendum to the original loan agreement. Interest accrues at a nominal floating rate based on the BADLAR private corrected (BADCOR) and is paid on a quarterly basis. Furthermore, Loma Negra C.I.A.S.A. ratified the agreement by providing a guarantee for the loan. The remaining conditions have not changed from those established in the original agreement.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

(11)
On October 21, 2015 Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for total amount of 130,000,000 to be settled in nine quarterly, equal and consecutive installments of 14,444,444 each, the first one with a maturity after twelve months from execution date. Compensatory interest accrues a nominal floating interest rate based on BADLAR private corrected (BADCOR). Loma Negra C.I.A.S.A. guarantee the loan.

(12)
On August 5, 2016, Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for a total amount of u$s 4,700,000 to be settled in three quarterly, equal, consecutive installments of u$s 1,566,666 each, overcoming the first one on January 25, 2018. Compensatory interest accrues a nominal fixed interest rate.

(13)
In 2017, Ferrosur Roca S.A. subscribed a loan agreement with HSBC Bank Argentina for a total amount of $ 150,000,000 due on April4, 2019. Compensatory interest accrues a nominal fixed interest rate. This loan requeries the compliance of the ratio Net Debt / EBITDA, which has been complied with up to the date of issuance of the financial statements

(14)	As of December 31, 2016, Ferrosur Roca S.A: had bank overdrafts for total amount of 234,646,325.

Yguazú Cementos S.A.:

(15)
On October 19, 2016, Yguazú Cementos S.A. subscribed two loan agreements with Banco Itaú S.A. for total amount of PYG. 83,775,750,000 equivalents to 230,254,370. Both loans will be settled in 120 days, accruing a fixed interest rate, to be settled at maturity.

(16)
On January 25, 2013, Yguazú Cementos S.A. subscribed two loans agreements with Inter-american Development Bank (IDB) and Corporación Andina de Fomento (CAF), for total amount of U$S 38,465,000, each. The outstanding principal was to be repaid in semi-annual equal and consecutive installments of U$S 7,690,000 plus an additional installment of U$S 7,720,000 until August 2021. Interest accrue at LIBOR plus an spread and is payable semi-annually. These loans were secured with collateral and guaranteed by InterCement Brasil S.A. Yguazú Cementos S.A. had to comply with covenants pursuant to these agreements, which were monitored by the Company’s Management and Board of Directors. In August, 2017, the loan was prepaid.

(17)	On August 8, 2017, Yguazú Cementos S.A. entered into two loan agreements with two Paraguayan Banks and agreed the following terms:

 Banco Continental S.A.E.C.A.:
Principal amount: 255,000,000,000 Guaranies (715,500,000)
Maturity: 8 years
Interest Rate: 8.5% for the first year. After the first anniversary, the interest rate shall be adjusted according to an average of rates published by the Banco Central de Paraguay plus 0.32%. In no case the interest rate shall be lower than 8.5%. Interests will be paid every six months starting in February 2018.
Payment of principal: 15 equal and consecutive installments on a semiannual basis, starting in August, 2018.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Sudameris Bank S.A.E.C.A.
Principal Amount: 168,000,000,000 Guaranies (534,240,000)
Maturity: 8 years
Interest Rate: 9% for the first year. After the first anniversary, the interest rate shall be adjusted according to an average of rates published by the Banco Central de Paraguay, plus 0.82% In no case the interest rate shall be lower than 9%. Interests will be paid every six months starting in February 2018.
Payment of principal: 15 equal and consecutive installments on a semiannual basis, starting in August, 2018.

The proceeds of such loans shall be used to prepay all the outstanding amounts of the loans granted in 2013 by the Inter-American Development Bank (“IDB”) and Corporación Andina de Fomento (“CAF”) described in (16) above, together with short term debt with Banco Itaú Paraguay.

Yguazú Cementos S.A. has to comply with financial covenants (EBITDA/Borrowing interest; Liabilities/Net equity), which have been complied with.

25.3 Movements of borrowings

The movements of borrowings for the year ended December 31, 2017 are outlined below:

Balances as of January 1, 2017	4,339,028,360
New borrowings	2,927,783,765
Interest accrual	518,424,024
Effect of foreign currency exchange differences	287,691,637
Effect of exchange rate differences	330,042,463
Interest payments	(517,407,711)
Principal payments	(3,521,683,295)
Balances as of December 31, 2017	4,363,879,243

As of December 31, 2017 the long-term loans have the following maturity schedule:

Year
2019	1,224,825,913
2020	434,677,082
2021	190,371,798
2022 and following	754,406,042
Total	2,604,280,835

26.            ACCOUNTS PAYABLE

	12.31.2017	12.31.2016
Non-current
Accounts payable for investments in Property, plant and equipment	71,388,595	69,989,797
Expense accrual	-	11,922,779
Total	71,388,595	81,912,576

Current
Suppliers	1,239,573,602	1,017,699,633
Related parties (Note 19)	275,828,345	563,849,622
Accounts payable for acquisitions of Property, plant and equipment	235,005,411	280,599,659
Expenses accrual	611,134,006	363,951,348
Total	2,361,541,364	2,226,100,262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

27.            PROVISIONS

	12.31.2017	12.31.2016
Non-current
Labor and Social Security	44,184,248	29,256,783
Environmental restoration	80,602,101	59,616,013
Civil and others	36,309,641	31,810,692
Total	161,095,990	120,683,488

Changes in the provisions were as follows:

	Labor and Social Security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2016	19,874,101	53,538,707	34,022,986	107,435,794
Increases	13,585,938	13,199,149	3,148,541	29,933,628
Uses	(4,203,256)	(7,121,843)	(5,360,835)	(16,685,934)
Balances as of December 31, 2016	29,256,783	59,616,013	31,810,692	120,683,488
Increases	24,395,945	28,617,633	19,009,635	72,023,213
Uses	(9,468,480)	(7,631,545)	(14,510,686)	(31,610,711)
Balances as of December 31, 2017	44,184,248	80,602,101	36,309,641	161,095,990

The provision for Labor and Social Security represents the best estimate of the future outflow of economic benefits that will be required under the Group´s Labor and social security obligations for the final settlement cost of complaints and litigations. All the claims provisioned are of a similar nature and are not individually material

The provision for Environmental restoration represents the present value of the estimated costs for environmental cleanup and remediation works relating mainly to querries and plants and based on the current information related to costs and expected remediation plans.

The provision for Civil and others represents the present value of the directors´ best estimate of the future outflow of economic benefits that will be required under the Group´s obligations for the final settlement cost of complaints and litigations derived from tax claims and damages. All the claims provisioned under tax or damages, respectively, are of a similar nature and are not individually material

Based on management best estimates, and considering the opinion of the company external counsel, as of December 31, 2017 there are claims against the Company classified as uncertain contingencies. The estimated amount of cashflow thereof amounts to 57.4 million, including mainly 14.6 million related to tax obligations and 25.6 million related to labor obligation and 17.0 million related to administrative obligation. At the date of issuance of these consolidated financial statements, the Group understands that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

28.            TAX LIABILITIES

	12.31.2017	12.31.2016
Non-current
Facilities payment plans	342,209	1,087,580
Total	342,209	1,087,580

Current
Income tax expense	336,262,373	49,995,504
Value added tax	149,872,919	102,065,724
Turnover tax	38,557,514	23,546,780
Other taxes, withholdings and perceptions	48,391,134	49,478,280
Total	573,083,940	225,086,288

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

29.            OTHER LIABILITIES

	12.31.2017	12.31.2016
Non-current
Termination payment plans	15,740,729	28,273,858
Total	15,740,729	28,273,858

	12.31.2017	12.31.2016
Current
Termination payment plans	21,351,249	22,559,784
Dividends with minority shareholders	7,948,017	6,134,322
Others	2,617,592	628,162
Total	31,916,858	29,322,268

30.            CASH AND CASH EQUIVALENTS

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash, bank accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of the fiscal year as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	12.31.2017	12.31.2016

Cash and Banks	188,774,700	233,844,913
Short-term investments and others (Note 15)	2,990,913,013	569,440,882
Cash and cash equivalents	3,179,687,713	803,285,795

31.            NON-CASH TRANSACTIONS

Below is a list of transactions that did not involve cash flow movements in the fiscal year of acquisition:

	12.31.2017	12.31.2016

- Acquisition of Property, plant and equipment financed with trade payables	9,671,103	279,966,554
- Acquisition of 2.36% of interest in Cofesur S.A. (*)	35,434,064	-
- Acquisition of interest in Yguazú Cementos S.A. financed with the settlement of loans with related parties (note 16)	97,583,285	518,091,291
- Accounts payable settlement with amounts receivable under financial leasing		172,579,157
- Settlement of receivable for acquisition of Property, plant and equipment	34,932,897	-

(*) Loma Negra C.I.A.S.A. applied an advance for acquisition of investement to the payment of the additional equity.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

32.            SEGMENT INFORMATION

The Company has adopted IFRS 8 - Operating segments, that require operating segments to be identified on the basis of internal reports regarding components of the Company that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance.

For the purposes of managing its business both financially and operatively, the Company has classified its businesses as follows:

i)
Cement, masonry cement and lime: this segment includes results from the cement, masonry cement and lime business, and comprises the procurement of the raw materials for quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions intended to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results of revenues generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results of revenues generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results of revenues generated from the provision of the railroad transportation service.

v)	Others: this segment includes the results of the industrial waste treatment and recycling business for use as fuel o raw material, and the aggregate business.

	12.31.2017	12.31.2016
Net revenue
Cement, masonry cement and lime - Argentina	11,649,136,962	8,314,392,402
Cement - Paraguay	1,152,606,929	-
Concrete	1,903,346,280	1,044,559,627
Railroad	1,608,080,671	1,223,681,686
Aggregates	261,292,612	189,491,197
Others	133,109,926	75,636,911
Eliminations	(1,421,038,454)	(973,318,615)
Total	15,286,534,926	9,874,443,208

Cost of sales
Cement, masonry cement and lime - Argentina	7,986,358,455	6,045,620,325
Cement - Paraguay	803,220,686	-
Concrete	1,795,052,472	968,360,040
Railroad	1,352,375,734	1,011,559,523
Aggregates	266,721,854	176,603,548
Others	67,374,539	35,697,635
Eliminations	(1,421,038,454)	(973,318,615)
Total	10,850,065,285	7,264,522,456

Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime - Argentina	850,722,982	726,012,191
Cement - Paraguay	43,633,705	-
Concrete	77,974,017	49,143,560
Railroad	105,192,391	(4,235,303)
Aggregates	4,411,761	5,217,097
Others	38,471,541	29,341,972
Total	1,120,406,397	805,479,517

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Depreciation and amortization
	12.31.2017	12.31.2016
Cement, masonry cement and lime - Argentina	342,614,418	432,545,694
Cement - Paraguay	170,931,104	-
Concrete	24,544,240	12,492,535
Railroad	74,821,293	54,995,174
Aggregates	10,505,708	7,115,732
Others	2,463,945	1,924,745
Total	625,880,708	509,073,880

Net revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime - Argentina	2,812,055,525	1,542,759,886
Cement - Paraguay	305,752,538
Concrete	30,319,791	27,056,027
Railroad	150,512,546	216,357,466
Aggregates	(9,841,002)	7,670,552
Others	27,263,846	10,597,304
Total	3,316,063,244	1,804,441,235
Reconciling items:
Share of profit (loss) of associates		36,631,307
Tax on debits and credits banks accounts	(188,020,636)	(140,033,765)
Finance costs, net	(842,142,961)	(941,287,406)
Income tax	(585,537,956)	(257.734,325)
Total	1,700,361,691	502,017,046

Geographical information
Non-current assets
Argentina	4,094,960,948	3,444,863,021
Paraguay	2,358,756,400	2,016,522,494

For these purposes, non-current assets do not include deferred tax assets.

Net revenues for the years ended December 31, 2017 and 2016 are derived from business in Argentina and Paraguay.

No single customer contributed 10% or more of the Group´s revenue for 2017 and 2016.

33.            FINANCIAL INSTRUMENTS

33.1 Capital management

The Group manages its capital to ensure that entities that comprise it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group's overall strategy did not have changes in 2017 and 2016.

The Company and its subsidiaries participate in operations involving financial instruments, recorded in equity accounts, which used to face their needs, as well as to reduce exposure to market, currency and interest rate risks. The management of these risks, as well as their respective instruments, is performed by defining strategies, establishing control systems and determining exposure limits.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The capital structure of the Group consists of net debt (borrowings as detailed in note 25 offset by cash and cash equivalents balances) and Shareholders' Equity of the Group (comprising issued capital stock and other capital related accounts, reserves, retained earnings, accumulated other comprehensive income and non-controlling interests).

The Group is not subject to any externally imposed capital requirements.

The Group´s risk management committee reviews the capital structure of the Group.

Net debt to equity ratio

The net debt to equity ratio of the year is as follows:

	12.31.2017	12.31.2016

Debt (i)	4,363,879,243	4,339,028,360
Cash and cash equivalents	3,179,687,713	803,285,795
Net debt	1,184,191,530	3,535,742,565
Equity (ii)	4,415,794,158	1,130,511,577
Net debt to equity ratio	0.27	3.13

(i) Debt is defined as current and non-current borrowings, as described in note 25.
(ii) Equity includes all reserves and capital of the Group which are managed as capital.

33.2 Categories of financial instruments

	12.31.2017	12.31.2016
Financial assets
Cash and banks	188,774,700	233,844,913
Fair value through profit or loss	1,734,518,063	541,722,654
Held to maturity investments	1,256,394,950	27,718,228
Loans and receivables	1,305,227,521	926,540,358

	12.31.2017	12.31.2016
Financial liabilities
Amortized cost	7,959,722,044	7,310,962,385

At the end of the reporting period, there are not significant concentrations of credit risk for loans and receivables designated at FVTPL. The carrying amount reflected above represents the Group’s maximum exposure to credit risk for such loans and receivables.

33.3 Objectives of financial risk management

The Treasury function, offers services to business, coordinates access to domestic and international financial markets, monitors and manages the financial risks related to the Group's operations through internal risk reports, which analyze exposures depending on the degree and extent thereof. These risks include market risk (including currency risk, interest rates at fair value risk and price risk), credit risk and liquidity risk. The Company and its subsidiaries do not employ or traded derivative financial instruments for speculative purposes. Monitoring compliance with these provisions policy is made by the executive committee and the internal audit team.

33.4 Exchange risk management

The Group carries out transactions in foreign currency; and is hence exposed to exchange rate fluctuations.  Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The amounts of monetary assets and liabilities denominated in foreign currency at the end of the reported year are as follows:

	12.31.2017	12.31.2016
Liabilities
US Dollars	2,155,076,310	3,602,828,793
Guarani	1,577,012,129	272,717,762
Euro	202,586,489	235,771,525
Real	14,488	12,359

Assets
US Dollars	1,068,483,893	321,575,956
Guarani	330,166,837	325,933,382
Euro	6,354,120	17,781,524
Real	60,615	12,978

Foreign currency sensitivity analysis

The Group is mainly exposed to the US dollar.

The following table shows the sensitivity of the Group to an increase in the US dollar exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management's assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts translation of such items on the balance sheet date considering a reasonably possible 25% increase in the exchange rate.

	US Dollar effect	Guaraní
	(in thousands of pesos)	(in thousands of pesos)
	12.31.2017	12.31.2017

Loss for the year	271,648
Decrease in net equity	271,648	283,931

33.5 Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts from time to time. The Group may also enter into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions. Basis adjustments are made to the carrying amounts of non-financial hedged items when the anticipated sale or purchase transaction takes place.

In 2016, the Group entered into forward foreign exchange contracts to hedge the exchange rate risk arising from purchases of some services.

There are not outstanding transactions as of December 31, 2017 and 2016.

33.6 Interest rate risk management

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

The Group is exposed to the risk of significant fluctuations in interest rates, due to the companies in the Group borrows at both, fixed and floating rate. The risk is managed by the Group having an appropriate mix between loans with fixed rate and floating rate. Hedging activities are evaluated regularly to align with interest rates and risk defined, ensuring that the most profitable coverage strategies are applied.

	12.31.2017	12.31.2016
Financial assets
Held to maturity investments (1)	1,256,394,950	27,718,228
Fair value through profit or loss (2)	1,734,518,063	541,722,654
Loans (3)	-	124,767,892

Financial liabilities

Amortized cost (4)	4,363,879,243	4,339,028,360

(1) Short-term loan receivables fixed rate.
(2) Short-term loan receivables floating rate.
(3) Correspond to loans granted to the Parent company at a fixed rate in US dollars.
(4) Includes borrowings as detailed in Note 25.

33.6.1 Interest rate sensibility analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 100 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

In the event that the average BADLAR rate applicable to our financial assets and indebtedness during the year ended December 31, 2017 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately 6.3 million.

In the event that the average LIBO rate applicable to our financial liabilities during the year ended December 31, 2017 were 1.0% higher than the average interest rate during such period, our financial expenses in the same period would have increased by approximately u$s 1.5 million.

With respect to our financial assets, an increase of 1.0% in the average interest rate during the year ended December 31, 2017, would have increased our financial income by 3.7 million.

33.6.2 Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

33.7 Credit risk management

Credit risk refers to the risk that one party fails to comply with its contractual obligations resulting in a financial loss for the Group. The Group has adopted a policy of only solvent parties involved and get sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults, Credit exposure is controlled by counterparty limits that are reviewed and approved periodically.

Trade receivables are composed of a large number of customers. Continuous credit assessment is performed on the financial condition of accounts receivable.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by credit rating agencies.

The carrying amount of financial assets recognized in the consolidated financial statements, which is net of impairment losses, represents the maximum exposure to credit risk without considering collateral accounts or other credit enhancements.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

33.8 Liquidity risk management

The Board has the ultimate responsibility for the liquidity risk management, having established an appropriate framework for liquidity management so that management can handle financing requirements in short, medium and long-term as well as management Group liquidity. The Group manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring the projected and real cash flows and reconciling the maturity profiles of financial assets and liabilities.

The Company practices a careful liquidity risk management and, therefore, keeps cash and other instruments liquid, as well as available fund. However, as of December 31, 2016, the consolidated financial statements reflected a negative working capital of 2,528,970 thousands. Given the nature of the activity of the company, which has predictable funds flows, can operate with negative working capital. This condition is not related to insolvency, but rather a strategic decision. However, the Company reversed this situation during 2017, mainly through new long-term loans and the capital increase in 30,000,000 shares of 0.1 $ par value each, for a value of usd 3.8 per share. This placement represented a capital increase of USD 114,000,000 without considering the expenses associated with the issue.

The Management of the Company considers that the liquidity risk exposure is low since the Company has been generating cash flow from its operating activities, supported on strong profits, has access to loans and financial resources, as explained in Note 25.

The following tables detail the Group's remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	Weighted average effective interest rate	Less than 1month	1-3 months	3 months to 1 year	1-3 years	3-5 years	Total
	%
31 December 2017
Borrowings	23.3%	381,820,796	296,749,866	1,364,955,277	2,230,684,693	915,688,347	5,189,898,979

		381,820,796	296,749,866	1,364,955,277	2,230,684,693	915,688,347	5,189,898,979

	Weighted average effective interest rate	Less than 1month	1-3 months	3 months to 1 year	1-3 years	3-5 years	Total
	%
31 December 2016
Borrowings	21.7	264,378,805	423,283,132	1,678,381,825	2,332,273,362	130,762,023	4,829,079,147

		264,378,805	423,283,132	1,678,381,825	2,332,273,362	130,762,023	4,829,079,147

33.9 Fair value measurements

This note provides information about how the Group determines fair values of various financial assets and financial liabilities.

33.9.1 Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/	Fair value as at		Fair value	Valuation technique(s)
financial liabilities	12.31.2017	12.31.2016	hierarchy	and key input(s)

1) Investments in Mutual funds	1,734,518,063	569,440,882	Level 1	Quoted bid prices in an active market

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

33.9.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

The estimated fair value of the loans, considering interest rates offered to the Group (Level 3) for financial loans, amounted to 4.127 million as of December 31, 2017

The directors consider that the carrying amounts of financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.

34.            GUARANTEES GRANTED TO SUBSIDIARIES

On October 21, 2015 Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for an amount of 130,000,000. Such Loan was guaranteed by Loma Negra C.I.A.S.A. The balance outstanding as of December 31, 2017 is 60,777,576.

During 2016, Ferrosur Roca S.A. subscribed a loan agreement with Banco Patagonia S.A. for an amount of u$s 4,700,000. Such Loan was guaranteed by Loma Negra C.I.A.S.A. The balance outstanding as of December 31, 2017 is 89,305,446.

In April 2017, Ferrosur Roca S.A. subscribed a loan with HSBC Bank Argentina S.A. for an amount of 150,000,000. Such loan was guaranteed by Loma Negra C.I.A.S.A. and the outstanding balance as of December 31, 2017 amounts to 157,865,753.

In addition, Loma Negra C.I.A.S.A. guarantees the bank overdrafts of Ferrosur Roca S.A. As of December 31, 2017, the outstanding balances amounted to 234,646,325.

35.            RESTRICTED ASSETS

As of December 31, 2016, the Group has judicial deposits for a total amount of 8,030,999, which are shown within other current and non-current receivables.

On August 8, 2017 Yguazú Cementos S.A. entered into two loan agreements with Banco Continenteal S.A.E.C.A. and Sudameris Bank S.A.E.C.A. for a total amount of guaraníes 255,000,000 (715,500,000) and guaraníes 168,000,000 (534,240,000), respectively.

In order to guarantee the payment of the new loans, Yguazú Cementos S.A. has created second priority liens (pledge and mortgage) over land and property (Villa Hayes Plant, Itapucumi quarry site and equipment ) in favor of the local banks for up to Gs. 423,000,000,000 (1,470,046,000), equivalent to the amount of both loans

36.            COMMITMENTS

The Group has certain contractual commitments to purchase slag which are effective until 2022. The estimated undiscounted future cash flows amount to approximately 616.6 million between 2018 and 2022.  In addition, the Company has contractual commitment to purchase limestone for an average amount of 2.5 million until 2025.

The Company has also signed several contracts for the provision of natural gas, assuming firm commitments for a total amount of 394, 209 and 27 million payable during the 2018, 2019 and 2020, respectively.

Additionally, the Company has entered into agreements with some electricity suppliers for a total amount of 109.9 and 89 million for 2018 and 2019 and 87 million to be annually paid between 2020 and 2037. This last commitment represents less than the 10% of the electrical energy consumption for the 2017.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Due to the agreement signed with Sinoma International Engenieering Co. Ltd. (Note 37), the Company has committed amounting to 2,167,648,300 plus u$s 107,414,700 plus Euros 41,574,600).  Since the commitements denominated in pesos are adjusted based in a adjustmenet formula, the total commitment as of December 31, 2017 amounts to 2,397,552,260.

37.            INVESTMENT PROJECTS

On July 21, 2017, the Board accepted the Offer received from the Chinese company Sinoma International Engenieering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a capacity of 5,800 tons per day of clinker.

The offer includes the engineering, provision and shipment of all the equipment for the plant and its construction.

The work will be executed in two phases:
a)	Phase 1: basic engineering of the new plant and study of soil in situ (5 months).
b)
Phase 2: equipment provision and plant construction (26 months). The Company has the right to notify Sinoma the start-up of Phase 2 within the term of 1 (one) year counted as from the Commencement of Phase 1. If such notice is not given within such term, it shall be understood that Phase 2 was automatically terminated, and the Company shall not be liable for, neither assumes, any kind of compensation, costs, expenses and/or any direct or indirect loss or damages arising from the termination.

Total cost of the project amounts to 5,000,000,000 (2,167,648,300 plus u$s 107,414,700 plus Euros 41,574,600) The costs in local currency will be adjusted periodically in accordance with an agreed formula.

As of the date of issuance of the financial statements, Phase 2 is under construction.

38.            RECEIVABLE FROM RAILWAY PROGRAM EXECUTION UNIT

On September 11, 1998, the subsidiary Ferrosur Roca S.A. started a legal action to request compensation for the use of the railway by the Provincial Railway Program Execution Unit against the Province of Buenos Aires and the Provincial Railway Program Execution Unit.

During 2016, the Company reassessed the measurement of the receivable which amounted to 78,346,682 as of December 31, 2016.

During 2017, final agreement was accepted by the Province of Buenos Aires and Ferrosur Roca S.A. The Company considered in its assessment all the available evidence and concluded that the valuation of the asset as of Decmber 31, 2017 amounts to 117,407,006. According to the opinion of the Company’s local legal advisors, the estimate period of collection will be over the next twelve months after the year-end

39.            TRUST OF ADMINISTRATION

Since 2008, the subsidiary Ferrosur Roca S.A. must make annual fee contributions (canon) of the 3% of its total revenues to a fund for the improvement of the interurban railroad system. However, until 2013, the procedure for contributing the amounts accrued had not been established.

On February 5, 2013, a trust agreement was signed between Ferrosur Roca S.A. and Banco de la Nación Argentina (the Bank) in order to fulfill the formalization process necessary to manage the funds paid by Ferrosur Roca S.A. as payment for the investment works intended to strengthen the interurban rail system.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

Until December 31, 2015, the amounts transferred to the Trust were considered contingent assets since, although the amounts were deposited in a Trust, there was significant uncertainty in relation to the fact that the future economic benefits were expected to flow to the entity.

On July 27, 2016, the Ministry of Transportation issued the Rule N° 218, establishing a procedure for the certification of proposed works by rail concessionaires.

Based on the new regulation, the Company recognized all the amounts transferred to the Trust under the line Other receivables from Trust of Administration. The contributions of the year amounted to 27,825,262.  Prior year contributions were recognized also as a receivable for 84,441,612, as disclosed in Other gains and losses.

The use of the funds has to be approved by the regulatory authority; accordingly, the Company is not entitled to direct the relevant activities.

The Bank manages transactions and invests the funds mainly in time deposits.  The Company recognize the interest income and the Bank´s fees in profit or loss.

On May 24, 2017, the Secretary of Transport Management approved the called “Improvement of 29,215 kilometers of railway” work, for a total amount of 114,364,785 that will be affected by the bank to the payment of Company´s suppliers.

40.            RESTRICTIONS TO DIVIDENDS DISTRIBUTION

In accordance with the provisions of Companies´ Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the sum of net income for the year adjusted by any amount that could have been transferred form accumulated other comprehensive income (loss) to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.

In addition, the Company is subject to customary restrictions on the payment of dividends upon the occurrence of an event of default within the framework of certain agreements or if such payment could otherwise result in an event of default.

The restrictions mentioned in the previous paragraph arise from the loan agreements that the Company entered into with the Industrial and Commercial Bank of China (Dubai). According to these, the borrower (Loma Negra) will not allow any dividend payment to be made unless:

(a) no default or event of default has occurred and continues or occurs as a result of such payment; and

(b) the borrower complies, both before and after the payment of dividends, with the ratio of net debt to EBITDA.

This reason must not exceed the end of each year of:

(a) 3.50: 1.00 at any time before the occurrence of a "substantial event"; and

(b) 4.50: 1.00 at any time on or after the occurrence of a "substantial event".
In order to clarify the aforementioned, a "substantial event" with respect to the Company is defined as one or more of the following events:

(a) the beginning of the construction of a new cement plant;

(b) the consummation of an acquisition of any entity (limited liability companies, joint-stock company, joint venture, association, trust or any other company); or

(c) the performance of any other investment by Loma Negra.

As of the date of issuance of these financial statements, the Company is not affected by the restrictions mentioned in the preceding paragraphs.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
Free translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts are expressed in Argentine Pesos - $ - except otherwise indicated)

41.            SUBSEQUENT EVENTS

The Group has evaluated subsequent events as at December 31, 2017 to assess the need for potential recognition or disclosure in these consolidated financial statements. Such events were assessed until March 8, 2018 the date these Consolidated financial statements were available to be issued.

On January 24, 2018, the Board of Directors of the Company approved an incentive program for certain hierarchical personnel calculated on the value of the shares.

In this regard, a certain number of virtual shares of the Company will be delivered to certain employees of the Company together with the option to exercise the benefits granted under the Program. The exercise of the Option, will give the possibility of obtaining an economic benefit, which will result from the difference between the value of each Virtual Action in US dollars at the exercise date of the Option (the "Exercise Price") multiplied by the amount of Virtual Shares exercised, less the value of each Virtual Share in US dollars on each Option Grant Date (the "Award Price") multiplied by the number of Virtual Shares exercised.

On March 7, 2018 and with the approval of its majority shareholder (Cofesur S.A.), the Board of Ferrosur Roca S.A. resolved unanimously to request the extension of the concession for 10 more years, according to what is established in the Concession Contract.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 28, 2018	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer